SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2, 2004

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    ☒        Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    ☐        No    ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    ☐        No    ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    ☐        No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

Item
1.	Unaudited Consolidated Financial Statements as of March 31, 2004 and December 31, 2003 and for the three-month periods ended March 31, 2004 and 2003.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2004

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Unaudited Consolidated Financial Statements as of March 31, 2004 and December 31, 2003 and for the three-month periods ended March 31, 2004 and 2003

$ : Argentine peso

US$ : U.S. dollar

$2.86 = US$1 as of March 31, 2004

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Unaudited Consolidated Balance Sheets as of March 31, 2004 and December 31, 2003

(In millions of Argentine pesos—see Note 3.c)

	As of March 31, 2004 (Unaudited)	As of December 31, 2003
ASSETS
Current Assets
Cash and banks	$11	$26
Investments	2,767	2,441
Accounts receivable, net	563	581
Other receivables, net	103	119
Inventories, net	22	14
Other assets	5	3

Total current assets	3,471	3,184

Non-Current Assets
Other receivables, net	257	193
Investments	12	47
Fixed assets, net	7,647	8,001
Intangible assets, net	818	845

Total non-current assets	8,734	9,086

TOTAL ASSETS	$12,205	$12,270

LIABILITIES
Current Liabilities
Accounts payable	$421	$451
Debt	9,909	9,996
Salaries and social security payable	63	77
Taxes payable	99	120
Other liabilities	25	25
Contingencies	24	15

Total current liabilities	10,541	10,684

Non-Current Liabilities
Debt	26	86
Salaries and social security payable	33	30
Other liabilities	39	39
Contingencies	219	210

Total non-current liabilities	317	365

TOTAL LIABILITIES	$10,858	$11,049

Minority interest	33	32
Foreign currency translation adjustments	22	21
SHAREHOLDERS’ EQUITY	$1,292	$1,168

TOTAL LIABILITIES, MINORITY INTEREST, FOREIGN CURRENCY TRANSLATION ADJUSTMENTS AND SHAREHOLDERS’ EQUITY	$12,205	$12,270

The accompanying notes are an integral part of these consolidated financial statements.

Valerio Cavallo Chief Financial Officer	Amadeo R.Vázquez President

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Unaudited Consolidated Statements of Income for the three-month periods ended March 31, 2004 and 2003

(In millions of Argentine pesos, except per share data in Argentine pesos—see Note 3.c)

	For the three-month periods ended
	March 31, 2004	March 31, 2003
Net sales	$1,017	$851

Cost of services	(681)	(637)

Gross profit	336	214

General and administrative expenses	(55)	(64)

Selling expenses	(216)	(174)

Operating income (loss)	65	(24)

Financial results, net	95	961

Other expenses, net	(31)	(23)

Net income (loss) before income tax and minority interest	129	914

Income tax (expense) benefit, net	(4)	1

Minority interest	(1)	(8)

Net income (loss)	$124	$907

Net income (loss) per share	0.13	0.92

The accompanying notes are an integral part of these consolidated financial statements.

Valerio Cavallo Chief Financial Officer	Amadeo R.Vázquez President

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Unaudited Consolidated Statements of Changes in Shareholders’ Equity

for the three-month periods ended March 31, 2004 and 2003

(In millions of Argentine pesos—see Note 3.c)

	Shareholders’ contributions			Unappropriated results			Total Shareholder’s equity
	Common stock	Inflation adjustment of common stock	Total	Legal reserve	Retained earnings/ Accumulated deficit	Total
Balances as of January 1, 2003	$984	3,044	4,028	277	(3,488)	(3,211)	817
Net income	—	—	—	—	907	907	907

Balances as of March 31, 2003	984	3,044	4,028	277	(2,581)	(2,304)	1,724

Balances as of January 1, 2004	$984	3,044	4,028	277	(3,137)	(2,860)	$1,168
Net income	—	—	—	—	124	124	124

Balances as of March 31, 2004	$984	3,044	4,028	277	(3,013)	(2,736)	$1,292

The accompanying notes are an integral part of these consolidated financial statements.

Valerio Cavallo Chief Financial Officer	Amadeo R.Vázquez President

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Unaudited Consolidated Statements of Cash Flows for the three-month periods ended March 31, 2004 and 2003

(In millions of Argentine pesos—see Note 3.c)

	For the three-month periods ended
	March 31, 2004	March 31, 2003
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$124	$907
Adjustments to reconcile net income to net cash flows provided by operating activities
Allowance for doubtful accounts and other receivables	1	7
Depreciation of fixed assets	403	449
Amortization of intangible assets	26	28
Consumption of materials	14	7
Fixed assets disposal	1	3
Provision for contingencies	17	13
Interest and other financial results	(145)	(1,060)
Minority interest	1	8
Income tax benefit, net	4	(1)
Net decrease (increase) in assets	(22)	(114)
Net increase (decrease) in liabilities	(43)	87

Total cash flows provided by operating activities	381	334

CASH FLOWS FROM INVESTING ACTIVITIES
Fixed asset acquisitions	(86)	(17)
Intangible asset acquisitions	—	(2)
(Increase) decrease in investments not considered as cash and cash equivalents	5	34

Total cash flows used in investing activities	(81)	15

CASH FLOWS FROM FINANCING ACTIVITIES
Payment of debt	—	(1)
Payment of interest and debt-related expenses	(5)	(6)

Total cash flows used in financing activities	(5)	(7)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	295	342
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF PERIOD	2.216	1,314

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	$2.511	$1,656

See Note 6 for supplementary cash flow information.

The accompanying notes are an integral part of these consolidated financial statements.

Valerio Cavallo Chief Financial Officer	Amadeo R.Vázquez President

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated—See Note 3.c)

1. The Company and its operations

Telecom Argentina STET-France Telecom S.A. (“Telecom Argentina” and together with its subsidiaries, the “Company”) was created by a decree of the Argentine government in January 1990 and organized as a sociedad anónima under the name “Sociedad Licenciataria Norte S.A.” on April 23, 1990. In November 1990, this legal name was changed to Telecom Argentina STET-France Telecom. However, as a result of the change in the controlling group and the termination of the Management Agreement relationship with respect to France Cables et Radio S.A. (“FCR”, a subsidiary of France Telecom S.A.) as joint operator of the Company, the Extraordinary and Ordinary Shareholders Meeting held on February 18, 2004, approved the change of the legal name of the Company to Telecom Argentina S.A. Accordingly, the Company amended its by-laws to effect this change in accordance with the prior approval obtained from the Department of Communications and the Comisión Nacional de Valores (“CNV”), the National Securities Commission in Argentina.

The Company provides fixed-line public telecommunication services and fixed telephone services, international long-distance service, data transmission, Internet services and directories publishing services in Argentina. The Company also provides wireless telecommunication services in Argentina and Paraguay.

Telecom Argentina commenced operations on November 8, 1990 (the “Transfer Date”), upon the transfer to the Company of the telecommunications network of the northern region of Argentina previously owned and operated by the state-owned company, Empresa Nacional de Telecomunicaciones (“ENTel”).

Upon the Transfer Date, Telecom Argentina entered into a management agreement with Telecom Italia S.p.A. (“Telecom Italia” and together with FCR, the “Operators”) pursuant to which the Operators agreed to manage the business and provide services, expertise and know-how. See Note 7 for an update of the management agreement.

Telecom Argentina’s license, as originally granted, was exclusive to provide telephone services in the northern region of Argentina through November 8, 1997, with the possibility of a three-year extension. In March 1998, the Argentine government extended the exclusivity period to late 1999 and established the basis for a transition period towards deregulation of the telecommunications market.

In this context, the Department of Communications provided for a transition period, which ended on October 10, 1999. As from such date, the Company began providing telephone services in the southern region of Argentina and competing in the previously exclusive northern region.

2. Regulatory framework

(a)	Regulatory bodies and general legal framework

Telecom Argentina and Telecom Personal S.A. (“Telecom Personal”) operate in a regulated industry. Regulation not only covers rates and service terms, but also the terms on which various licensing and technical requirements are imposed.

The provision of telecommunication services is regulated by the Department of Communications and supervised by the Comisión Nacional de Comunicaciones, the National Communications Commission (“CNC”). The CNC is responsible for the general oversight and supervision of telecommunications services. The Department of Communications has the authority to develop, suggest and implement policies; to ensure that these policies are applied; to review the applicable legal regulatory framework; to act as the enforcing authority with respect to the laws governing the relevant activities; to approve the major technical plans and to resolve administrative appeals filed against CNC resolutions.

The principal features of the regulatory framework have been created by:

•	The Privatization Regulations, including the List of Conditions;

•	The Transfer Agreement;

•	The Licenses granted to Telecom Argentina and its subsidiaries;

•	The Tariff Agreements; and

•	Various governmental decrees, including Decree No. 764/00, establishing the regulatory framework for licenses, interconnection, universal service and radio spectrum management.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated—See Note 3.c)

2. Regulatory framework (continued)

(b)	Licenses granted as of March 31, 2004

As of March 31, 2004, Telecom Argentina has been granted the following non-expiring licenses to provide the following services in Argentina:

•	Local fixed telephony;

•	Public telephony;

•	Domestic and international long-distance telephony;

•	Domestic and international point-to-point link services;

•	Domestic and international telex services;

•	Value added services, data transmission, videoconferencing and broadcasting signal services; and

•	Internet access.

As of March 31, 2004, the Company’s subsidiaries have been granted the following licenses:

•	Telecom Personal has been granted a non-exclusive, non-expiring license to provide mobile telecommunication services in the northern region of Argentina and data transmission and value added services throughout the country. In addition, Telecom Personal owns licenses to provide mobile cellular radiocommunication services in the Federal District and Greater Buenos Aires areas, as well as a non-expiring license to provide PCS services throughout the country and it is registered to provide national and international long-distance telephone services; and

•	Nucleo S.A. (“Nucleo”) has been granted a license to provide mobile telecommunication services in Paraguay as well as PCS services in certain areas of that country.

Telecom Argentina’s license is revocable in the case of non-compliance with certain obligations, including but not limited to:

•	the interruption of all or a substantial portion of service;

•	the non-performance of material obligations;

•	any sale, encumbrance or transfer of assets which may result in a reduction of level of services provided, without the prior approval of the regulatory authority;

•	the reduction of Nortel Inversora S.A.’s (“Nortel”, the parent company of the Company) interest in Telecom Argentina to less than 51%, or the reduction of Nortel’s common shareholders’ interest in Nortel to less than 51%, or the reduction of Nortel’s original common shareholders’ interest in Nortel to less than 51%, in either case without prior approval of the regulatory authorities; and

•	the Company’s bankruptcy.

Telecom Personal’s licenses are revocable in the case of non-compliance with certain obligations, including but not limited to:

•	repeated interruptions of the services;

•	any transfer of the license and/or the related rights and obligations, without the prior approval of the regulatory authority;

•	any encumbrance of the license;

•	the voluntary insolvency proceedings or bankruptcy of Personal and,

•	the liquidation or dissolution of Personal, without the prior approval of the regulatory authority.

•	the liquidation or dissolution of Personal, without previous authorization of the CNC.

Nucleo’s licenses are revocable mainly in the case of:

•	interruption of services;

•	the bankruptcy of Nucleo and,

•	non-compliance with certain obligations.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated—See Note 3.c)

2. Regulatory framework (continued)

(c)	Renegotiation of agreements with the Argentine government

Telecom Argentina’s tariff scheme and procedures are detailed in the Tariff Agreement entered into by Telecom Argentina and the Argentine Government in November 1991, as amended in February 1992. Pursuant to the Tariff Agreement, all tariffs were to be calculated in US dollars and converted into Argentine pesos at the time the customer was billed using the exchange rate prevailing at that time. Under the Convertibility law that was effective until January 2002, the applicable exchange rate was $1 to US$1. Tariffs were to be adjusted twice a year in April and October based on the variation of the U.S. Consumer Price Index (“CPI”). These adjustments were not applied since 2000 according to a resolution of the Department of Communications.

However, in January 2002, the Argentine Government enacted Law No. 25,561, which provided, among other aspects, for the following:

•	The end of the relation $1 = US$1 (“pesification” of tariffs);

•	The elimination of dollar or other foreign-currency adjustments and indexing provisions for tariffs;

•	The establishment of an exchange rate for dollar-denominated prices and rates of $1 = US$1; and

•	The renegotiation of the conditions of the contracts entered into by privatized companies with the Argentine government.

The Argentine government is entitled to renegotiate the agreements based on the following criteria:

•	The impact of the rates on the economy and its effect on people’s income;

•	Service quality and investment plans, as contractually agreed;

•	The customers’ interests and access to the services;

•	The security of the systems; and

•	The profitability of the companies.

Decree No. 293/02, dated February 12, 2002, entrusted the Ministry of Economy with the renegotiation of such agreements, including agreements that govern the provision of fixed telephone services. Initially, the contractual renegotiation proposals were to be submitted to the government within 120 days after the effective date of the Decree, although this term was further extended for an additional 180-day period. Telecom Argentina filed all information as required by the government, which included information on the impact caused by the economic crisis on the Company’s financial position and its revenues, the pre-existing mechanisms for tariff adjustments, operating costs, indebtedness, payment commitments with the government and future and on-going investments.

Resolution No. 38/02 of the Ministry of Economy established that the regulatory bodies are not entitled to modify, directly or indirectly, the prices and tariffs while the renegotiation talks with the companies are in progress. In August 2003, the Ministry of Economy and Production and the Ministry of Federal Planning, Public Investments and Services issued Resolutions No. 188/03 and No. 44/03, which nullify Resolution No. 38/02.

Furthermore, Decree No. 311/03 created a special unit within the Ministry of Economy and Production and the Ministry of Federal Planning, Public Investments and Services, pursuant to which all contracts entered into by the Argentine government with the privatized companies are to be analyzed and further renegotiated. In October 2003, the Argentine Government enacted Law No. 25,790 pursuant to which the original term to renegotiate the contracts was further extended through December 31, 2004. Congress will receive the renegotiation proposals from the Executive Power and will have a period of 60 days to approve or reject them. The proposals will be deemed approved if Congress neither approves nor rejects the proposals within this time-frame. In the event Congress rejects the proposals, the Executive Power will have to reinitiate the renegotiation of the respective contracts under discussion.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated—See Note 3.c)

2. Regulatory framework (continued)

On April 24, 2003, Telecom Italia filed a notice with the relevant Argentine authorities for the formal commencement of proceedings to resolve the dispute with the Argentine State, pursuant to the “Bilateral Agreement between Italy and Argentina Concerning the Promotion and Protection of Investments”. The proceedings are aimed at receiving compensation for the damages deriving from the enactment, on the part of the Argentine government, of measures considered to be detrimental to the investment made in the Company. The filing of the notice started a six–month period in which the parties shall attempt to effect an amicable settlement. If no decision is reached during this period, Telecom Italia will have the right to start specific arbitration proceedings.

Also, FCR filed notices with the relevant Argentine authorities under the terms and conditions of bilateral agreements between Argentina and France concerning the protection of investments. FCR may, in its sole discretion, initiate actions against the Argentine government.

As of the date of these financial statements, there can be no assurance as to the final outcome of the renegotiation of the agreements with the Argentine government, including but not limited to, the renegotiation of tariffs.

3. Preparation of financial statements

(a)	Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles used in Argentina (“Argentine GAAP”), considering the regulations of the CNV, which differ in certain significant respects from generally accepted accounting principles in the United States of America (“US GAAP”). Such differences involve methods of measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission (“SEC”).

However, certain reclassifications and accommodations have been made to conform more closely to the form and content required by the SEC.

In March 2004, the CNV adopted Technical Resolution No. 21 “Equity Method of Accounting, Consolidation of Financial Statements and Related Party Transactions” (“RT 21”), which codifies and amends Technical Resolutions No. 4 and 5 and introduces certain technical corrections to other standards. RT 21 should be applied in the preparation and presentation of consolidated financial statements for a group of enterprises under the control of a parent and also in accounting for investments in subsidiaries in a parent’s separate financial statements. It prescribes which entities are required to present consolidated financial statements, which entities should be included in such statements, the consolidation procedures to be followed, as well as disclosure requirements. This standard will be effective for the Company in the fiscal year beginning January 1, 2005. Management believes that the information presented in these consolidated financial statements does not materially differ from that prescribed by RT 21.

(b)	Basis of consolidation

These consolidated financial statements include the accounts of Telecom Argentina and its subsidiaries over which it has effective control. Investments in companies in which the Company exercises significant influence, but not control, are accounted for under the equity method.

All significant intercompany accounts and transactions have been eliminated in preparation of the consolidated financial statements.

In accordance with Argentine GAAP, the presentation of the parent company’s individual financial statements is mandatory. Consolidated financial statements are to be included as supplementary information to the individual financial statements. For the purpose of these financial statements, individual financial statements have been omitted since they are not required for SEC reporting purposes (see Note 15 for a description of certain condensed unconsolidated information).

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated—See Note 3.c)

A description of the subsidiaries with their respective percentage of capital stock owned is presented as follows:

3. Preparation of financial statements (continued)

Subsidiaries	Percentage of capital stock owned and voting rights as of March 31, 2004 (i)
Telecom Personal	99.99%
Nucleo	67.50%
Publicom S.A. (“Publicom”)	99.99%
Telecom Argentina USA	100.00%
Micro Sistemas (ii)	99.99%
Cable Insignia (iii)	75.00%

(i)	Percentage of equity interest owned has been rounded.
(ii)	Not operating at March 31, 2004.
(iii)	In process of liquidation.

(c)	Presentation of financial statements in constant Argentine Pesos

On August 22, 1995, the Argentine government issued Decree No. 316/95 discontinuing the requirement that financial information be restated for inflation for any date or period after August 31, 1995. Effective September 1, 1995 in accordance with CNV resolutions and Argentine GAAP, the Company began accounting for its financial transactions on a historical cost basis, without considering the effects of inflation. Prior to September 1, 1995, the financial statements were prepared on the basis of general price level accounting, which reflected changes in purchasing power of the Argentine Peso in the historical financial statements. The financial statement information of periods prior to August 31, 1995 was restated to pesos of general purchasing power at the end of August 31, 1995 (“constant Pesos”). The August 31, 1995 balances, adjusted to the general purchasing power of the Peso at that date, became the historical cost basis for subsequent accounting and reporting.

However, as a result of the new inflationary environment in Argentina and the conditions created by the Public Emergency Law No. 25,561, Ley de Emergencia Pública y Reforma del Régimen Cambiario (the “Public Emergency Law”), the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”), approved on March 6, 2002, a resolution reinstating the application of inflation accounting in financial statements for fiscal years or interim periods ending on or after March 31, 2002. This resolution provided that all recorded amounts restated for inflation through August 31, 1995, as well as those arising between that date and December 31, 2001 are to be stated in constant currency as of December 31, 2001 (the “Stability Period”).

On July 16, 2002, the Argentine government issued a decree, instructing the CNV to issue the necessary regulations for the acceptance of financial statements prepared in constant currency. On July 25, 2002, the CNV reinstated the requirement to submit financial statements in constant currency, following the criteria of the CPCECABA.

However, on March 25, 2003, the Argentine government repealed the provisions of the previous decree related to the inflation adjustment and instructed the CNV to issue the necessary regulations to preclude companies under its supervision from presenting price-level restated financial statements. Therefore, on April 8, 2003, the CNV issued a resolution providing for discontinuing inflation accounting as of March 1, 2003. The Company complied with the CNV resolution and accordingly recorded the effects of inflation until February 28, 2003. Comparative figures were also restated until that date.

In October 2003, the CPCECABA issued Resolution MD No. 41/03 which also provided for discontinuing inflation accounting as of September 30, 2003. Accordingly, since Argentine GAAP requires companies to prepare price-level restated financial statements through September 30, 2003, the application of the CNV resolution mentioned in the preceding paragraph represents a departure from Argentine GAAP.

As recommended by Argentine GAAP, the following table presents a comparison between certain condensed balance sheet and income statement information, as restated for the effects of inflation through September 30, 2003, and the corresponding reported amounts which include restatement only through February 28, 2003:

	As restated through September 30, 2003	As reported	Effect
Total assets	12,079	12,205	(126)
Total liabilities	10,858	10,858	—
Shareholders’ equity	1,166	1,292	(126)

Net income	130	124	6

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated—See Note 3.c)

3. Preparation of financial statements (continued)

(d)	Interim financial information

The accompanying March 31, 2004 consolidated financial statements are unaudited. The interim consolidated financial statements should be read in conjunction with the audited financial statements and related footnotes. The unaudited financial statements include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments that are considered necessary for the fair presentation of the information in the financial statements.

(e)	Use of estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The accompanying consolidated financial statements were prepared assuming: a) a favorable result of the renegotiation of Telecom Argentina’s tariffs mentioned in Note 2.c); and b) the successful outcome of the financial restructuring described in Note 12. The actual results could differ from those estimates. Therefore, the accompanying consolidated financial statements do not include any potential adjustments or classifications to the recorded amounts of assets or liabilities that might result from the adverse outcome of these uncertainties.

(f)	Statement of cash flows

For the purpose of Cash flows the Company considers all highly liquid temporary investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

(g)	Concentration of credit risk

The Company’s cash equivalents include high-quality securities placed with various major financial institutions with high credit ratings. The Company’s investment policy limits its credit exposure to any one issuer/obligor.

The Company’s customers include numerous corporations. The Company serves a wide range of customers, including residential customers, businesses and governmental agencies. As such, the Company’s account receivables are not subject to significant concentration of credit risk. While receivables for sales to these various customers are generally unsecured, the financial condition and creditworthiness of customers are routinely evaluated. Fixed customer lines (prepaid lines were not included) were 3,380,026 (unaudited) at March 31, 2004 and 3,266,389 (unaudited) at March 31, 2003 and wireless customer lines (prepaid lines were not included) were 552,640 (unaudited) at March 31, 2004 and 426,687 (unaudited) at March 31, 2003.

The Company provides for losses relating to accounts receivable. The allowance for losses is based on management’s evaluation of various factors, including the credit risk of customers, historical trends and other information. While management uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. Management has considered all significant events and/or transactions that are subject to reasonable and normal methods of estimation, and the accompanying consolidated financial statements reflect that consideration.

(h)	Earnings/Dividends per share

The Company computes net income (loss) per common share and dividends per share by dividing net income (loss) for the period by the number of common shares outstanding.

4. Summary of significant accounting policies

The following is a summary of significant accounting policies followed by the Company in the preparation of the financial statements.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated—See Note 3.c)

4. Summary of significant accounting policies (continued)

(a)	Foreign currency translation

The financial statements of the Company’s foreign subsidiaries are translated in accordance with RT 18, “Specific Considerations for the Preparation of Financial Statements”, as amended by CPCECABA. RT 18 establishes guidelines to classify foreign investments either as “foreign operations” or “foreign entities”. A company is to be regarded as a foreign entity if it is financially, economically and organizationally autonomous. Otherwise, a company is to be regarded as a foreign operation it its operations are integral to those of the Company. The Company’s foreign subsidiaries have been classified as foreign entities since they are financially, economically and organizationally autonomous. Accordingly, and pursuant to RT 18, as amended by CPCECABA, financial statements of foreign entities are translated using period-end exchange rates for assets, liabilities and results of operations. Adjustments resulting from these translations are accumulated and reported as a separate line item between the liability and equity sections of the balance sheet.

(b)	Revenue recognition

The Company’s principal sources of revenues are:

Voice, data and Internet services segment

•	Fixed telephone services:

Domestic services revenues consist of monthly basic fees, measured service, long-distance calls and measured charges for value-added services, including call forwarding, call waiting, three-way calling, itemized billing and voicemail.

Revenues are recognized when earned. Unbilled revenues from the billing cycle dating to the end of each month are calculated based on traffic and are accrued at the end of the month.

Basic fees are generally billed monthly in advance and are recognized when services are provided. Revenues derived from other telecommunications services, principally network access, long distance and airtime usage, are recognized monthly as services are provided.

Revenues from the sale of prepaid calling cards are recognized in the month in which the traffic is used or in which the card expires, whichever happens first. Remaining unused traffic for unexpired calling cards is shown as deferred revenue in accounts payable.

Revenues from installations consist primarily of amounts charged for the installation of local access lines. Installation fees are recognized at the time of installation or activation. The direct incremental cost related to installations and activations are expensed as incurred. Installation and activation costs exceed installation revenues for all periods presented. Reconnection fees charged to customers when resuming service after suspension are deferred and recognized ratably over the average life for those customers who are assessed a reconnection fee. Associated direct expenses are also deferred over the estimated customer relationship period in an amount equal to or less than the amount of deferred revenues. Reconnection revenues are higher than its associated direct expenses.

Interconnection charges represent amounts received by the Company from other local service providers and long-distance carriers for calls that originate on or transit their networks but terminate on the Company’s network. Revenue is recognized as services are provided.

•	International long-distance services:

The Company provides international telecommunications service in Argentina including voice and data services and international point-to-point leased circuits.

Revenues from international long-distance service reflect payments under bilateral agreements between the Company and foreign telecommunications carriers, covering inbound international long-distance calls.

Revenues are recognized as services are provided.

•	Data transmission and Internet services:

Data and Internet revenues consist of fixed monthly fees received from residential and corporate customers for data transmission and Internet connectivity services, including traditional dial-up connections, dedicated lines, private networks, broadcasting signal transport and videoconferencing services. These revenues are recognized as services are rendered.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated—See Note 3.c)

4. Summary of significant accounting policies (continued)

Wireless telecommunication services segment

The Company provides wireless telephone service throughout Argentina via cellular and PCS networks. Cellular and PCS fees consist of airtime usage charges and additional charges for value-added services, including call waiting, call forwarding, three-way calling and voicemail, and for other miscellaneous cellular and PCS services. These revenues are recognized as services are rendered.

Equipment sales consist principally of revenues from the sale of wireless mobile telephone handsets and accessories to new and existing customers and to agents and other third-party distributors. The revenues and related expenses associated with the sale of wireless handsets and accessories are recognized when the products are delivered and accepted by the customer, which is considered to be a separate earnings process from the sale of wireless services.

Revenues from the sale of prepaid calling cards are recognized in the month in which the traffic is used or in which the card expires, whatever happens first. Remaining unused traffic for unexpired calling cards is shown as deferred revenue in current liabilities.

Directory publishing segment

Revenues and expenses related to publishing directories are recognized on the “issue basis” method of accounting, which recognizes the revenues and expenses at the time the related directory is published, fulfilling the Company’s contractual obligation to customers. A change in the timing of the publication of a directory could change the period in which the related revenues and expenses will be recognized.

(c)	Foreign currency transaction gains/losses

Generally, foreign currency transaction gains and losses are included in the determination of net income or loss. During the three-month periods ended March 31, 2004 and 2003, net foreign currency transaction gains or losses were a gain of $262 and $1,116, respectively.

However, CNV Resolution No.398 allowed the application of CPCECABA Resolution MD No.3/02, issued in March 2002, which provides that foreign currency transaction gains or losses on or after January 6, 2002, related to foreign-currency denominated debts as of such date must be allocated to the cost of assets acquired or constructed with such financing, as long as a series of conditions and requirements established in such standard are fulfilled. The Company adopted these resolutions and allocated the costs accordingly.

In July 2003, the CPCECABA issued Resolution CD No. 87/03, which suspended such accounting treatment and therefore required foreign currency transaction gains and losses to be included in the determination of net income for the period as from July 29, 2003.

As further discussed in Note 12.f., as of March 31, 2004 and December 31, 2003, the Company recognized the outstanding foreign-currency denominated liabilities existing as of January 6, 2002, and governed by foreign law, at their respective original foreign currencies, translated at period/year-end exchange rates.

(d)	Cash and banks

Cash and banks are stated at nominal value.

(e)	Trade accounts, other receivables and payables, in currency, arising from the sale or purchase of goods and services and financial transactions

Certain receivables and payables on the sale or purchase of goods and services, respectively, and those arising from financial transactions, are measured based on the calculation of their discounted value using the internal rate of return of such assets or liabilities at the time of initial measurement, unless the Company has the intent and ability to dispose of those assets or advance settlement of liabilities.

(f)	Other receivables and payables in currency not included in (e) above (except for deferred tax assets and liabilities and retirement benefits)

Other receivables and payables not included in (e) above (except for deferred tax assets and liabilities and retirement benefits), are measured based on the calculation of their discounted value using the internal rate of return of such assets or liabilities at period end, unless the Company has the intent and ability to dispose of those assets or advance settlement of liabilities.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated—See Note 3.c)

4. Summary of significant accounting policies (continued)

(g)	Investments

Time deposits are valued at their cost plus accrued interest at period end.

Mutual funds are carried at market value. Unrealized gains and losses are included in financial results, net, in the consolidated statement of income.

The Company has investments in certain government bonds. The Company has classified these securities as held-to-maturity as management has the intent and ability to hold those securities to maturity. Such securities are recorded at amortized cost, subject to impairment evaluation. Due to the current economic situation and the deterioration of the public sector finances, there has been a significant impairment in the value of these securities. As such, the Company recognized other-than-temporary losses on these investments to carry them at fair value.

The Company has certain equity interests in unconsolidated companies, representing 0.15% and 5.75% of the capital stock in such companies as of March 31, 2004. These investments have been accounted for at the lower of cost or equity value.

Management is not aware of any event or circumstances since the date of such companies’ financial statements that would modify or significantly affect their financial position or results of operations.

(h)	Inventories, net

Inventories are stated at the lower of replacement cost or net realizable value. Where necessary, provision is made for obsolete, slow moving or defective inventory.

From time to time, the Company decides to sell wireless handsets at prices lower than their respective replacement costs. This strategy is aimed at achieving higher market penetration by reducing customer access costs while maintaining the Company’s overall wireless business profitability. As this policy is the result of management’s decision, promotional prices are not used to calculate the net realizable value of such inventories.

(i)	Other assets

Raw materials have been accounted for at replacement cost, which does not exceed the estimated realizable value of such materials.

Printing costs related to directories are carried at cost adjusted for inflation (See Note 3.c.), and deferred until the related directories are published.

(j)	Fixed assets, net

Fixed assets received from “ENTel” have been valued at their transfer price. Subsequent additions have been valued at cost. All amounts have been restated for inflation in accordance with applicable regulations (See Note 3.c.). Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets, as specified below:

Estimated useful life (years)
Asset
Buildings	11-25
Transmission equipment	9-10
Switching equipment	10
Power equipment	5-10
External wiring	14
Telephony equipment, instrument and systems for improvement in services	6-8
Installations	3-11
Computer equipment	3-6

As of the date of these financial statements, the Company has received the transfer of title pertaining to substantially all of the fixed assets received from ENTel, other than 4.73% of such assets. Nevertheless, the Company is in complete possession of these fixed assets and operates them normally.

For fixed assets whose operating condition warrants replacement earlier than the end of the useful life assigned by the Company to its fixed asset category, the Company calculates the depreciation charge based on the adjusted remaining useful life assigned in accordance with the related asset replacement.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated—See Note 3.c)

4. Summary of significant accounting policies (continued)

The cost of maintenance and repairs is charged to expense as incurred. The cost of significant renewals and improvements is added to the carrying amount of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the statement of income.

The Company capitalizes interest on long-term construction projects. Interest capitalized was $nil and $3 for the three-month periods ended March 31, 2004 and 2003, respectively.

Certain foreign currency transaction gains and losses were capitalized as part of the cost of the assets from January 2002 through July 2003 (See Note 4.c for details). The net capitalized costs were $536 as of March 31, 2004 and $566 as of December 31, 2003.

Leases classified as capital leases are recognized as assets and liabilities in the balance sheet at amounts equal to the fair value of the leased property at the inception of the lease or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between imputed finance charge and the reduction of the outstanding liability. The Company has no capital leases as of March 31, 2004.

The Company is subject to asset retirement obligations associated with its cell and switch sites operating leases. Accordingly, the Company records a liability for an asset retirement obligation. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. The capitalized cost is depreciated over the estimated useful life of the related asset.

(k)	Intangible assets, net

Intangible assets are stated at cost, less accumulated amortization. All amounts have been restated for inflation in accordance with applicable regulations (See Note 3.c.).

Intangible assets comprise the following:

•	Software obtained or developed for internal use

The Company capitalizes certain costs associated with the development of computer software for internal use. Costs capitalized during the three-month periods ended March 31, 2004 and 2003 were not significant. These costs are being amortized on a straight-line basis over a period of 5 years.

•	Debt issuance costs

Expenses incurred in connection with the issuance of debt have been deferred and are being amortized under the interest method over the life of the related issuances.

•	PCS license

The Company adopted RT 17, “Overall considerations for the preparation of financial statements”, as amended by CPCECABA, on January 1, 2002. This standard prescribes the accounting treatment for both identifiable intangibles and goodwill after initial recognition. Upon adoption of this standard, amortization of indefinite life intangibles ceased. Periodic impairment testing of these assets is now required. The Company identified spectrum licenses as indefinite life intangibles. Concurrent with adoption of RT 17, and again in December 2002, the Company evaluated for impairment its indefinite life intangibles in accordance with the standard’s guidance and determined that these assets were not impaired.

•	Band B license

The Company’s Band B license is amortized under the straight-line method over 10 years.

•	Rights of use

The Company purchases network capacity under agreements which grant the exclusive right to use a specified amount of capacity for a period of time. Amounts paid are capitalized and amortized over the terms of the respective capacity agreements, generally 15 years.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated—See Note 3.c)

•	Exclusivity agreements

Exclusivity agreements were entered into with certain retailers and third parties relating to the promotion of the Company’s products. Amounts capitalized are being amortized over the life of the agreements, which range from 2 to 29 years.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated—See Note 3.c)

4. Summary of significant accounting policies (continued)

•	Trademarks

Trademarks are amortized under the straight-line method over 15 years.

(l)	Impairment of long-lived assets

The Company periodically evaluates the carrying value of its long-lived assets and certain intangible assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying value of long-lived assets is considered impaired by the Company when the expected cash flows, undiscounted and without interest cost, from such assets, is less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

The devaluation of the Argentine peso and the “pesification” of Telecom Argentina’s tariffs materially affected the Company’s financial position and results of operations, and changed the rules under which the Company operated. However, as indicated in Note 2.c., Law No. 25,561 authorized the Argentine government to renegotiate the conditions of the contracts with the privatized companies, taking into account their profitability, among other criteria.

In this regard, the Company has made certain assumptions in the determination of its estimated cash flows to evaluate a potential impairment of its long-lived assets in relation to each business segment. In these estimates, the Company has assumed that it will be able to implement a modification of the current level of Telecom Argentina’s tariffs which would enable the Company to continue providing services within a deregulated and competitive market environment, achieve a reasonable profit and meet its debt requirements.

Based on the foregoing, the Company considered an impairment charge not to be necessary for its long-lived assets.

(m)	Severance indemnities

Severance payments made to employees are expensed as incurred.

(n)	Taxes payable

•	Income taxes

The Company did not either calculate or pay income taxes on a consolidated basis for any of the periods presented. The Company records income taxes using the method required by RT 17.

Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. RT 17 also requires companies to record a valuation allowance for that component of net deferred tax assets which are not recoverable. The statutory income tax rate was 35% for all the periods presented.

•	Tax on minimum presumed income

The Company is subject to a tax on minimum presumed income. This tax is supplementary to income tax. The tax is calculated by applying the effective tax rate of 1% on certain production assets valued according to the tax regulations in effect as of the end of each year. The Company’s tax liabilities will be the higher of income tax or minimum presumed income tax. However, if the tax on minimum presumed income exceeds income tax during any fiscal year, such excess may be computed as a prepayment of any income tax excess over the tax on minimum presumed income that may arise in the next ten fiscal years.

The Company has estimated the existence of income tax losses for the year ended December 31, 2003. The Company has determined an additional proportional charge for the three-month period ended March 31, 2004 for the tax on minimum presumed income of $8, which, together with the previous years charges, were deferred as “Other non-current receivables”. These charges have been estimated as recoverable based on the Company’s tax projections and the 10-year legal expiration term for use of the credit.

•	Turnover tax

Under Argentine tax law, the Company is subject to a tax levied on gross revenues. Rates differ depending on the jurisdiction where revenues are earned for tax purposes.

Average rates were 3.64% for the three-month periods ended March 31, 2004 and 2003.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated—See Note 3.c)

4. Summary of significant accounting policies (continued)

(o)	Pension benefits

Argentine laws provide for pension benefits to be paid to retired employees from government pension plans and/or privately managed fund plans to which employees may elect to contribute. Amounts payable to such plans are accounted for on an accrual basis. The Company does not sponsor any stock option plan.

Retirement liabilities shown under other liabilities represent benefits under collective bargaining agreements for employees who retire upon reaching normal retirement age, or earlier due to disability. Benefits consist of the payment of a single lump sum equal to one salary for each five years of service. There is no vested benefit obligation until the occurrence of those conditions. The collective bargaining agreements do not provide for other post-retirement benefits such as life insurance, health care, and other welfare benefits. The Company does not make plan contributions or maintain separate assets to fund the benefits at retirement. The net periodic pension costs are recognized as employees render the services necessary to earn pension benefits. Actuarial assumptions and demographic data, as applicable, were used to measure the benefit obligation as of March 31, 2004 and 2003.

(p)	Litigation

The Company, in the ordinary course of business, is subject to various legal proceedings. While it is impossible to determine the ultimate outcome of these matters, it is management’s and legal counsel’s opinion that the resolution of these matters will not have a material adverse effect on the financial position or results of operations of the Company.

(q)	Derivatives

In compliance with the controls and procedures associated with financial risk management, during the period where the peso was pegged to the US dollar, the Company used certain derivative financial instruments such as interest rate and currency swaps in order to reduce risks associated with changes in interest rates and foreign exchange rates relating to borrowings in foreign currencies other than dollars. These instruments were negotiated with institutions and corporations with significant financial capacity; therefore, the Company considered that the risk of non-compliance with the obligations agreed to by such counterparties to be minimal.

Effective January 1, 2002, the Company adopted RT 20, as amended by CPCECABA, “Accounting for Derivative Instruments and Hedging Activities”, which requires the recognition of all derivative financial instruments as assets and/or liabilities at their estimated fair value. Changes in the fair value of effective cash flow hedges are deferred as a separate component of the balance sheet and subsequently reclassified to earnings when the hedged items affect earnings. Gains and losses from fair value hedges are recognized in earnings in the period of any changes in the fair value of the related recognized asset or liability.

Beginning in 2002, and due to the economic environment and change in rules under which the Company operates, principally the “pesification” of tariffs, the Company terminated all derivative agreements in the second quarter of fiscal year 2002. The Company does not have any derivative instruments as of March 31, 2004.

(r)	Vacation expense

Vacation expenses are fully accrued in the period the employee renders services to earn such vacation.

5. Breakdown of the main accounts

(a)	Cash and banks

Cash and banks consist of the following:

	As of March 31, 2004	As of December 31, 2003
Cash	$3	$3
Banks	8	23

	$11	$26

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated—See Note 3.c)

5. Breakdown of the main accounts (continued)

(b)	Investments

Investments consist of the following:

	As of March 31, 2004	As of December 31, 2003
Current
Time deposits (i)	$2,665	$2,173
Mutual funds	77	192
Government bonds	25	76

	$2,767	$2,441

Non current
Equity investments	$10	$10
Government bonds	—	35
Financial trust	2	2

	$12	$47

(i)	Includes an amount of $843, which has been segregated by the Company for purposes of satisfying debt obligations and an amount of $24 from an escrow account, which has been segregated by the subsidiary Nucleo for purposes of satisfying debt obligations.

(c)	Accounts receivable

Accounts receivable consist of the following:

	As of March 31, 2004	As of December 31, 2003
Current
Voice, data and Internet	$379	$386
Wireless (i)	268	272
Directories publishing	24	35
Subtotal	671	693
Allowance for doubtful accounts	(108)	(112)

	$563	$581

(i)	Includes $189 as of March 31, 2004 and $196 as of December 31, 2003 corresponding to wireless receivables in the Argentine Republic and $79 as of March 31, 2004 and $76 as of December 31, 2003 corresponding to wireless abroad as of those dates.

(d)	Other receivables

Other receivables consist of the following:

	As of March 31, 2004	As of December 31, 2003
Current
Tax credits	$33	$67
Prepaid expenses	32	17
Advances to employees	4	5
Other	34	30

	$103	$119

Non current
Net deferred tax assets	$420	$467
Less:
Valuation allowance	(404)	(447)
Deferred tax assets, net of allowance (i)	16	20
Credit on minimum presumed income tax (ii)	162	151
Other tax credits	64	6
Prepaid expenses	8	7
Other	12	12

Subtotal	262	196
Allowance for doubtful accounts	(5)	(3)

	$257	$193

(i)	In both periods, the net credits correspond to Publicom and Nucleo.
(ii)	Considering current expiration period (10 years), the Company considers the ultimate realization of the credit to be more likely than not based on current projections.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated—See Note 3.c)

5. Breakdown of the main accounts (continued)

(e)	Inventories

Inventories consist of the following:

	As of March 31, 2004	As of December 31, 2003
Wireless handsets and equipment	$24	$16
Allowance for obsolescence	(2)	(2)

	$22	$14

(f)	Other assets

Other assets consist of the following:

	As of March 31,2004	As of December 31, 2003
Deferred printing cost	$1	$1
Raw materials	4	2

	$5	$3

(g)	Accounts payable

Accounts payable consist of the following:

	As of March 31, 2004	As of December 31, 2003
Current
Suppliers	$385	$419
Deferred revenues	33	30
Related parties (Note 7)	3	2

	$421	$451

(h)	Salaries and social security payable

Salaries and social security payable consist of the following:

	As of March 31, 2004	As of December 31, 2003
Current
Vacation, bonuses and social security payable.	$44	$55
Special termination benefits	14	17
Other	5	5

	$63	$77

Non current
Special termination benefits	$25	$22
Other	8	8

	$33	$30

(i)	Taxes payable

Taxes payable consist of the following:

	As of March 31, 2004	As of December 31, 2003
Tax on minimum presumed income, net	$19	$27
VAT, net	30	44
Turnover tax	30	30
Other	20	19

	$99	$120

(j)	Other liabilities

Other liabilities consist of the following:

	As of March 31, 2004	As of December 31, 2003
Current
Contributions to government programs (Note 11)	$13	$13
Other	12	12

	$25	$25

Non current
Retirement benefits	$8	$8
Lease of international capacity	12	11
Asset retirement obligations	10	10
Other	9	10

	$39	$39

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated—See Note 3.c)

5. Breakdown of the main accounts (continued)

(k)	Net sales

Net sales consist of the following:

	Three-month periods ended
	March 31, 2004	March 31, 2003
Voice	$558	$515
Data and Internet	97	97

Subtotal	655	612
Wireless	360	237
Directories publishing	2	2

	$1,017	$851

(l)	Financial results, net

Financial results, net consist of the following:

	Three-month periods ended
	March 31, 2004	March 31, 2003
Generated by assets
Interest income	$21	$34
Foreign currency exchange gain/(loss)	(71)	(155)
Losses on exposure to inflation	—	(11)
Other	2	(9)

Total generated by assets	$(48)	$(141)

Generated by liabilities
Interest expense	$(171)	$(176)
Capitalized interest	—	3
Foreign currency exchange gain (loss)	333	1,271
Gain on exposure to inflation	—	4
Other	(19)	—

Total generated by liabilities	$143	$1,102

Total financial results	$95	$961

(m)	Other expenses, net

Other expenses, net consist of the following:

	Three-month periods ended
	March 31, 2004	March 31, 2003
Termination benefits	$(15)	$(9)
Provision for contingencies	(17)	(13)
Other, net	1	(1)

	$(31)	$(23)

6. Supplementary cash flow information

The cash flow statement has been prepared using the indirect method.

The following table reconciles the balances included as cash and banks and current investments in the balance sheet to the total amounts of cash and cash equivalents at the beginning and end of the period shown in the statements of cash flows:

	As of March 31,				As of December 31,
	2004		2003		2003	2002
Cash and banks	$11		$114		$26	$53
Current investments	2,767		1,635		2,441	1,362

Total as per balance sheet	$2,778		$1,749		$2,467	$1,415
Less:
Items not considered cash and cash equivalents
- “Currency-like bonds” (i)	—		(38)		—	(36)
- Time deposits with maturities of more than three months (ii)	(242)		—		(193)	—
- Government bonds	(25	) (iii)	(55	) (iii)	(58)	(65	) (iii)

Total cash and cash equivalents as shown in the statement of cash flows	$2,511		$1,656		$2,216	$1,314

(i)	Corresponds to national and provincial government bonds restricted as to their use for paying commercial and tax obligations in the respective jurisdictions of issuance.
(ii)	Includes $24 related to Nucleo’s escrow account. See Note 5.b for details.
(iii)	Corresponds to the current portion of held-to-maturity investments.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated—See Note 3.c)

6. Supplementary cash flow information (continued)

Changes in assets/liabilities components (including the effects of inflation on monetary accounts):

	Three-month periods ended March 31,
	2004	2003
Decrease (increase) in assets
Investments not considered as cash or cash equivalents	$(1)	$11
Trade accounts receivable	19	(120)
Other receivables	(29)	(11)
Inventories	(9)	6
Other assets	(2)	—

	$(22)	$(114)

Increase (decrease) in liabilities
Accounts payable	$(4)	$(3)
Compensation and social benefits payable	(11)	(10)
Taxes payable	(29)	107
Other liabilities	—	(4)
Contingencies	1	(3)

	$(43)	$87

Income tax paid during the three-month periods ended March 31, 2004 and 2003, amounted to $nil. Interest paid during the three-month periods ended March 31, 2004 and 2003, amounted to $5 and $6, respectively.

•	Non-cash investing and financing activities:

	Three-month periods ended March 31,
	2004	2003
Acquisition of fixed assets through incurrence of accounts payable	$19	$1
Capitalized interest on fixed assets	—	3
Wireless handsets lent to customers at no cost (i) at	1	—
Collection of receivables with government bonds	—	169
Government bonds exchanged for tax certificates	(18)	—
Payment of taxes with government bonds	—	(87)
Payment of accounts payable with government bonds	—	(43)

(i)	Under certain circumstances, the Company lends handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the Company and customers are generally obligated to return them at the end of the respective agreements.

The following table presents the cash flows from purchases, sales and maturities of securities which were not considered as cash equivalents in the statement of cash flows:

	Three-month periods ended March 31,
	2004	2003
Government bonds	$52	$34
Time deposits with maturities of more than three months	(47)	—

Total cash flows from investments not considered as cash equivalents	$5	$34

Financing activities components:

	Three-month periods ended March 31,
	2004	2003
Payment of bank loans	$—	$(1)
Payment of interest on bank loans an	(5)	(6)

Total financing activities components	$(5)	$(7)

7 - Related party transactions

(a)	Controlling group

As of March 31, 2004, Nortel is the controlling shareholder of Telecom Argentina. Nortel owns all of the outstanding Class A shares and 36,832,408 Class B shares of Telecom Argentina. Nortel’s ordinary shares were owned equally by Telecom Italia and FCR.

On September 9, 2003, Nortel was notified of the agreement entered into by FCR and W de Argentina – Inversiones S.L., pursuant to which FCR sold its stake in Nortel to W de Argentina – Inversiones S.L.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated—See Note 3.c)

7 - Related party transactions (continued)

On December 19, 2003, the Telecom Italia Group and the France Telecom Group contributed their respective interests in Nortel to a newly created company, Sofora Telecomunicaciones S.A. (“Sofora”) in exchange for shares of Sofora. At that time, the Telecom Italia Group and the France Telecom Group had the same shareholding interests in Sofora. Following the approval obtained from the regulatory authorities, the Company was informed that the France Telecom Group sold its 48% interest in Sofora plus a put option for the remaining 2% to W de Argentina – Inversiones S.L. for a total purchase price of US$125 million. The put option will be exercisable from January 31, 2008 through December 31, 2013. As of March 31, 2004, the shareholders of Sofora are the Telecom Italia Group representing 50%, W de Argentina – Inversiones S.L. representing 48% and the France Telecom Group representing 2% of Sofora’s capital stock. In addition, W de Argentina – Inversiones S.L. granted a purchase option of its interest in Sofora to the Telecom Italia Group for US$60 million. This option will be exercisable from December 31, 2008 through December 31, 2013. Since December 19, 2003, the Telecom Italia Group is the exclusive operator of the Company, as explained in c) below.

(b)	Balances and transactions with related parties

The Company has had transactions in the normal course of business with certain related parties. The following is a summary of the balances and transactions with related parties:

	As of March 31, 2004	As of December 31, 2003
Accounts payable:
Telecom Italia S.p.A. Argentine branch (a)	$1	$—
Sofrecom Argentina S.A. (b)	1	—
Nahuelsat (c)	1	—
Pirelli Cables S.A.I.C. (a)	—	1
Teco Soft Argentina S.A. (a)	—	1

	$3	$2

		Three-month periods ended
	Transaction description	March 31, 2004	March 31, 2003
Services received:
Nahuelsat (c)	Rental expenses	$2	$2
Intelsat Ltd. (c)	Rental expenses	1	1
Latin American Nautilus (d)	Lease of circuits	—	2
Multibrand (d)	Advertising	—	1
Telecom Italia S.p.A. Argentine branch (a)	Management fees	1	1
Teco Soft Argentina S.A. (a)	Fees for services	2	3
Sofrecom Argentina S.A. (b)	Fees for services	5	2
Tel3 S.A. (b)	Fees for services	2	1

Total operating costs		$13	$13

	Three-month periods ended
	March 31, 2004	March 31, 2003
Purchases of fixed assets/intangible assets:
Telesoft S.p.A. Argentine branch (c)	$—	$1

Total fixed assets and intangible assets	$—	$1

(a)	Such companies form part of Telecom Italia Group.
(b)	Such companies form part of France Telecom Group.
(c)	The Company has between 0.15% and 5.75% of the capital stock in such companies.
(d)	The Company had between 10% and 25% of the capital stock in such companies.

The Company believes that the transactions discussed above were made on terms no less favorable to the Company than would have been obtained from unaffiliated third parties.

As of March 31, 2004, Telecom Argentina had loans outstanding to three officers of Telecom Argentina, totaling $0.4, that corresponded to loans granted pursuant to retention plans. The annual interest rate for these loans is 6%.

(c)	Management agreement

On the Transfer Date, Telecom Argentina and the Operators entered into a management agreement (the “Management Agreement”) under which the Operators undertook the management and operation of the Company and facilitated their expertise and technical assistance. The Management Agreement initially expired in October 1999, but was renewable automatically while the Company continued rendering services on an exclusive basis.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated—See Note 3.c)

7. Related party transactions (continued)

In August 1999, the parties entered into an amended agreement (the “Amended Agreement”), with substantially similar terms and conditions, pursuant to which the Management Agreement was extended through October 9, 2004. The Amended Agreement is renewable for an additional 5-year period upon written agreement of the parties.

The management fee payable by Telecom Argentina is based on 3% of net sales. In October 2001, due to the economic situation prevailing in Argentina, the Operators agreed to reduce the fee to 1.25% without affecting any of their obligations under the agreement. Telecom Argentina paid this reduced fee from October 1, 2001 through March 31, 2002. In 2002, and due to the impact of the crisis on the Company’s financial position and results of operations, Telecom Argentina and the Operators agreed to suspend temporarily the provisions of Article II of the Management Agreement (which includes the provisions relating to the payment of the management fee) from April 1, 2002 through December 31, 2002, except for the provision of qualified management personnel, as necessary. Furthermore, the Operators notified the Company that they would continue rendering management services as required by the Company on an as-needed basis, being reimbursed only for certain costs and travel expenses. Subsequently, Telecom Argentina and the Operators agreed to suspend the Article II provisions until its expiration date in October 2004, except for the provision of qualified management personnel.

As a result of the change in the controlling group mentioned in (a) above, the Department of Communications issued Resolution No. 111/03 authorizing the Telecom Italia Group to remain as the exclusive operator of Telecom Argentina. Consequently, on December 19, 2003, the Company and FCR terminated their relationship under the Management Agreement. However, the Management Agreement continues to be effective and binding without modifications between Telecom Argentina and Telecom Italia.

8 – Debt

Short-term and long-term debt comprises the following:

	As of March 31, 2004	As of December 31, 2003
Short-term debt:
• Principal:
Notes	$4,703	$4,912
Bank loans	1,686	1,638
Fixed assets financing	2,123	2,169
Inventory financing	416	426

Subtotal	8,928	9,145
• Accrued interest	854	747
• Penalty interest	127	104

Total short-term debt	$9,909	$9,996

Long-term debt:
• Principal:
Bank loans	$26	$86

Total long-term debt	26	86

Total short-term debt	$9,935	$10,082

(a)	Short-term and Medium-term Notes Programs:

The Company has issued various series of notes under its short-term and medium-term global programs. The Programs were approved by shareholders’ general meetings which in turn authorized the Board of Directors to determine the terms and conditions, including amount, price, interest rate and currency. The Global Programs and the notes issued thereunder were ranked by Argentine ratings agencies.

The terms and conditions of the various series of notes contained customary affirmative and negative covenants, including, but not limited to, creation of liens on assets and/or revenues of the Company, mergers and others.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated—See Note 3.c)

8 – Debt (continued)

The detail of the outstanding series under the programs as of March 31, 2004 is as follows:

Global program	Date of issue	Nominal value (in millions)	Term, in years	Maturity date	Annual interest rate (i)	Book value at March 31, 2004	Market value at March 31, 2004
Program B:
Series C	11.15.95	US$ 200	7	11.15.02	12.00	333	285
Series E (a)	5.5.97	US$ 100	8	5.5.05	4.35	286	243
Series F (c)	5.30.97	Euro 207	10	5.30.07	8.87	667	567
Series H (b) (c)	3.18.98	Euro 207	10	3.18.08	3.55	661	551
Series I	4.8.99	Euro 200	5	4.8.04	8.37	656	558
Series K	7.1.99	Euro 250	3	7.1.02	7.25	723	613
Program D:
Series 1	4.7.00	Euro 250	3	4.7.03	7.62	794	675
Series 2	7.2.01	Euro 190	3	7.2.04	9.50	583	496

Principal						4,703	3,988

Accrued interest						589
Penalty interest						40

						5,332

(i)	Percentages have been rounded.
(a)	Accrue interest at 6-month LIBOR plus 3.125%. At March 31, 2004, LIBOR was 1.16%.
(b)	Accrue interest at 6-month LIBOR plus 1.5%.
(c)	Originally issued in Italian Lira.

•	Global Program B:

The Company has six series of bonds outstanding under the Global Program B, which expired on August 10, 1999. As of March 31, 2004, an amount of $3,754 is outstanding under the program. The net proceeds of the notes were used to refinance debt and meet working capital needs.

•	Global Programs C and D

The Company was authorized to create a short-term note program and a medium-term note program, C and D, respectively, for the issuance and re-issuance of unsecured non-convertible notes for up to US$ 200 million and US$ 1,500 million, respectively. As of March 31, 2004, two series (1 and 2) are outstanding under the Global Program D for an aggregate amount of $1,578. The net proceeds of the notes were used to refinance debt and meet working capital needs.

(b)	Debt restructuring

In December 2002, Telecom Personal entered into an amended agreement pursuant to which the outstanding debt was restructured. Accordingly, Telecom Personal issued the BofA Promissory Notes and the Holders Promissory Note for an aggregate amount of US$54 million. Under Argentine GAAP, the balances of this new debt were classified as non-current liabilities and discounted to its present value.

As more fully described in Note 12.b, the Company completed a cash tender offer for a portion of the Company’s debt. Telecom Personal completed the tender offer for the early redemption of 100% of the BofA Promissory Notes and 8% of the Holders Promissory Note, pursuant to which approximately US$ 28 million and US$ 2 million, respectively, were redeemed. After the grace period, in March 2004, the first interest installment of the Bofa Promissory Notes for an amount of US$0.2 million was not paid at maturity. The Company received a notice of acceleration due to the failure to pay.

As a consequence of this notice, the Company reclassified the balances to current liabilities, recording an additional loss of $20, included in the statement of income in Financial results, net.

(c)	Bank loans

These include term loans payable to various banks, bearing an annual weighted average rate of 4.47%, due at various dates through April 2009.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated—See Note 3.c)

8 – Debt (continued)

(d) Fixed assets financing

These include term loans payable to various banks and other financial institutions, bearing an annual weighted average rate of 4.29%, due at various dates through May 2016. The most significant are:

Mediocredito Centrale:

Prior to the privatization of Entel, the Argentine government was granted a credit line from the Instituto Centrale Per il Credito a Medio Termine (the “Mediocredito Centrale”) for an aggregate amount of Euro 103 million, the proceeds of which were to be used to finance the digitalization of the telephone network in Argentina. Subsequently, under this credit line, the Argentine government ceded to the Company the rights to an Euro 50-million loan payable semi-annually in 30 equal consecutive installments and bearing interest at a rate of 1.75% per year.

The Argentine government remains the debtor to the Mediocredito Centrale, however, the Company assumed the obligation to service the debt according to the terms and conditions of the agreement. In the event the Company fails to pay the corresponding installments, and the Argentine government settles the obligations, the Company’s debt towards the government may be offset by the corresponding receivables for services rendered to certain governmental agencies. As of March 31, 2004, an amount of approximately $141 (principal plus accrued interest) or Euro 40 million is outstanding under the agreement.

Japan Bank for International Cooperation:

On June 29, 1998, the Company entered into a credit line agreement with the Japan Bank for International Cooperation (“JBIC”) for up to Japanese yen 12,000 million loan due June 15, 2010. The Company used Japanese yen 11,652 million under this credit line. As of March 31, 2004, an amount of approximately $333 (principal plus accrued interest) is outstanding under the agreement.

(e)	Inventory financing

These include term loans payable to various banks and other financial institutions, bearing an annual weighted average rate of 3.85%.

9 – Shareholders’ equity

(a)	Common stock

At March 31, 2004, the Company has 502,034,299 authorized, issued and outstanding shares of $1 par value Class A Common Stock, 436,323,992 shares of $1 par value Class B Common Stock and 46,022,687 shares of $1 par value Class C Common Stock. Common stockholders are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders.

The Company’s shares are authorized by the CNV, the Buenos Aires Stock Exchange (“BCBA”) and the New York Stock Exchange (“NYSE”) for public trading. Only Class B shares are traded. Nortel owns all of the outstanding Class A shares and Class C shares are dedicated to the employee stock ownership program, as described below.

Class B shares began trading on the BCBA on March 30, 1992. On December 9, 1994, these shares began trading on the NYSE under the ticker symbol TEO upon approval of the Exchange Offer by the SEC. Pursuant to the Exchange Offer, holders of ADRs or ADS which were restricted under Rule 144-A and holders of GDR issued under Regulation S exchanged their securities for unrestricted ADS, each ADS representing 5 Class B shares. Class B also began trading on the Mexican Stock Exchange on July 15, 1997.

(b)	Restrictions on distribution of profits

The Company is subject to certain restrictions on the distribution of profits. Under the Argentine Commercial Law, the by-laws of the Company and rules and regulations of the CNV, a minimum of 5% of net income for the year calculated in accordance with Argentine GAAP must be appropriated by resolution of the shareholders to a legal reserve until such reserve reaches 20% of the outstanding capital (common stock plus inflation adjustment of common stock accounts). This legal reserve may be used only to absorb deficits.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated—See Note 3.c)

9 – Shareholders’ equity (continued)

(c)	Share ownership program

In 1992, a decree from the Argentine government, which provided for the creation of the Company upon the privatization of ENTel, established that 10% of the capital stock then represented by 98,438,098 Class C shares was to be included in the “Programa de Propiedad Participada or PPP” (an employee share ownership program sponsored by the government). Pursuant to the PPP, the Class C shares were held by a trustee for the benefit of former employees of the state-owned company who remained employed by the Company and who elected to participate in the plan.

In 1999, a decree of the Argentine government eliminated the restrictions on some of the Class C shares held by the Trust, although it excluded 45,932,738 Class C shares subject to an injunction against their use. On March 14, 2000, a shareholders’ meeting of the Company approved the conversion of up to unrestricted 52,505,360 Class C shares into Class B shares, of which 52,415,411 were converted. In May 2000, the employees sold 50,663,377 shares through an international and national bid.

In September 2002, the Trustor requested the Company to take all necessary actions in order to effect the conversion to Class B shares of up to 15,000,000 Class C shares out of the 45,932,738 shares held in the Trust, which had been released from the injunction. Subsequently, the Trustor informed the Company that unrestricted Class C shares amounted to 10,334,176, of which 8,361,012 are still held in the Trust.

The Company requested the Trustor to obtain judicial approval to permit the shareholders’ meeting to effect the conversion of the total amount of Class C shares to Class B shares in order to avoid calling for successive shareholders’ meetings every time restrictions on the shares are released for conversion. The Trustor informed the Company that a judicial resolution in favor of the total conversion had not been granted. The Company has also indicated that it is necessary to reach an agreement with the PPP for a timely and orderly sale of the converted Class B shares, because the sale of an inappropriate number of Class B shares could affect the price of the Class B shares. In November 2003, the PPP lacked a legal representative. In March 2004, a judicial resolution nullified the intervention of the PPP and notified the Ministry of Labor and Social Security to call for elections in order to establish the Executive Committee of the PPP.

(d)	“Rueda Reducida” trading

As a result of the default situation described in Note 12, the BCBA decided to transfer the trading of the Company’s notes to the so-called “Rueda Reducida” status, a special trading status of the BCBA for companies experiencing certain adverse financial conditions. In addition, since the Company’s accumulated losses have absorbed its reserves and at least 50% of the Company’s share capital, the BCBA has also decided to transfer the trading of the Company’s common stock to the Rueda Reducida status.

(e)	Mandatory reduction of capital

Under section 206 of the Argentine Companies Law, if at the annual shareholders’ meeting, a company’s losses have absorbed its reserves and at least 50% of the share capital, a company is required to reduce its capital stock. Further, under paragraph 5 of section 94, if a company shareholders’ equity is negative, a company is required to commence dissolution proceedings unless its shareholders take action (either by making a capital contribution or authorizing the issuance of additional shares of the company) resulting in positive shareholders’ equity within 90 days of such annual shareholders’ meeting.

However, due to the current economic environment, the requirements of section 206 and paragraph 5 of section 94 were suspended temporarily until December 10, 2004. Since the Company reported a loss for the year ended December 31, 2002, which absorbed the Company’s reserves and significantly reduced its shareholders’ equity, the Company qualifies for mandatory reduction of capital, although its application is temporarily suspended.

As of December 31, 2003, and considering the decree that suspended temporarily these sections, the Company’s Board of Directors’ decided to follow the situation and take actions if necessary. The Shareholders’ Meeting held on April 29, 2004 was also notified.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated—See Note 3.c)

10. Income tax

No income tax provision has been recorded for any period presented as the Company has experienced net operating losses for income tax purposes.

Income tax (expense) benefit for the three-month periods ended March 31, 2004 and 2003 consists of the following:

	Three-month periods ended March 31,
	2004	2003
Current tax expense	$—	$—
Deferred tax (expense) benefit	(4)	1

Income tax (expense) benefit	$(4)	$1

The Company accounts for income taxes in accordance with the guidelines of RT 17. RT 17 prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax based assets and liabilities and are measured using the enacted tax rates.

The tax effects of temporary differences that give rise to significant portions of the Company’s deferred tax assets and liabilities are presented below:

	As of March 31, 2004	As of December 31, 2003
Deferred tax assets:
• Tax loss carryforwards	$1,660	$1,778
• Allowance for doubtful accounts	88	90
• Provision for contingencies	83	81
• Foreign exchange gains and losses	208	241
• Other	78	64

Total deferred tax assets	$2,117	$2,254

Deferred tax liabilities:
• Fixed assets	89	80
• Inflation adjustment (i)	1,353	1,428
• Foreign currency gains/losses (ii)	243	279
• Other	12	—

Total deferred tax liabilities	$1,697	$1,787

• Valuation allowance	404	447

Net deferred income tax assets	$16	$20

(i)	Mainly relate to inflation adjustment on fixed assets, intangibles and other assets for financial reporting purposes
(ii)	Mainly relate to capitalized interest and foreign currency exchange gains and losses in fixed assets

Income tax (expense) benefit for the three-month periods ended March 31, 2004 and 2003 differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income (loss) as a result of the following:

	Three-month periods ended
	March 31, 2004	March 31, 2003
Income tax (expense) benefit at statutory income tax rate on pretax income (loss)	$(45)	$(320)
Permanent differences:
Non taxable items	(2)	5
Inflation adjustment of permanent differences	—	(1)
Change in valuation allowance	43	317

Income tax (expense) benefit	$(4)	$1

As of March 31, 2004, the Company had accumulated operating tax loss carryforwards of approximately $1,660. The following table details the operating tax loss carryforwards segregated by company and expiration date:

Expiration year	Telecom Argentina	Publicom	Telecom Personal	Total consolidated
2007	1,377	2	275	1,654
2008	—	3	—	3
2009	—	1	2	3

Total	1,377	6	277	1,660

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated—See Note 3.c)

10. Income tax (continued)

Decree No. 2,568/02 of the Argentine government prescribed that foreign currency exchange losses arising from holding foreign-currency denominated assets and liabilities existing as of January 6, 2002, had to be determined using an exchange rate of $1.40 to US$1. The resulting net foreign currency exchange loss from this calculation procedure was to be considered deductible for income tax purposes at a rate of 20% per year commencing in fiscal year 2002. As of December 31, 2002, the exchange rate was $3.37 to US$1. Therefore, pursuant to the terms of the Decree, the difference between $1.4 and $3.37 was to be deducted entirely for income tax purposes in fiscal year 2002. On the contrary, the Company and its tax advisors had interpreted the Decree to require the entire amount($3.37 minus $1) to be deduced for income tax purposes at a rate of 20% per year commencing in fiscal year 2002 through fiscal year 2006.

The Company provides a valuation allowance for deferred tax assets when it is more likely than not that some portion or all of the net deferred tax assets will not be realized. Based on a number of factors, including the Argentine government’s interpretation of the Decree as described above, the current expiration period of tax loss carryforwards (5 years) and the fact that the Company anticipates insufficient future taxable income over the periods in which tax assets can be applied, management believes that there is sufficient uncertainty regarding the realization of a significant portion of its net deferred tax assets that a valuation allowance has been provided. The Company will continue to monitor the need for a change in the valuation allowance that has been provided.

(a)	Impact of Resolution MD No. 11/03 of the CPCECABA

Under Argentine GAAP, there are currently two approaches to the accounting treatment of differences between the tax basis and book basis of non-monetary items for deferred income tax calculation purposes when companies prepare price-level restated financial statements.

In one approach, the FACPCE, in line with IAS and US GAAP, reached a consensus that when preparing financial statements restated for general price-level changes, temporary differences under RT 17 are determined based on the difference between the price-level restated amount of assets and liabilities reported in the financial statements and the related tax basis amounts. Accordingly, following the guidelines of RT 17 and related interpretations, the Company has treated the differences between the tax basis and indexed book basis of non-monetary items as temporary from year 2002.

However, in April 2003, the CPCECABA issued Resolution MD No. 11/2003, which was intended to clarify certain concepts in connection with the accounting treatment of deferred tax assets and liabilities when companies prepare price-level restated financial statements. The CPCECABA reached a consensus that differences between the tax basis and the related indexed amounts of fixed assets would be permanent differences rather than being considered temporary.

In the opinion of management, this alternative approach departs from the liability method prescribed by RT 17. In order to comply with applicable rules and regulations, in May 2003, the Company consulted with the CNV and requested the regulatory authority to issue a statement on the subject, so as to permit the Company to give proper accounting effect in these financial statements. As of the date of these financial statements, the CNV has not yet addressed the issue.

Based on the foregoing, the Company has decided to continue treating the differences between the tax basis and price-level restated amounts of non-monetary assets and liabilities as temporary. Further, and considering that the Company has provided for a substantial portion of its net deferred tax assets, the CPCECABA resolution, if applied to the Company’s financial statements as of March 31, 2004, would not have a significant impact on the Company’s financial position and results of operations. Rather, the application of the resolution would have an effect on the disclosed amounts of net deferred tax assets and the components of the income tax expense for the three-month period ended March 31, 2004, as follows:

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated—See Note 3.c)

10. Income tax (continued)

Effect on net deferred tax assets:

	Net deferred tax assets	Valuation allowance	Net of valuation allowance
Balances as per books	$420	$(404)	$16
Plus (less):
Tax effect of inflation adjustment on fixed assets, intangible assets and other assets	1,353	—	1,353
Increase in valuation allowance	—	(1,353)	(1,353)

Balances as adjusted	$1,773	$(1,757)	$16

Effect on income tax:

(Loss)/ Gain	Balances as per books	Adjustments	Balances as adjusted
Deferred income tax	$(122)	$—	$(122)
Tax effect of inflation adjustment on fixed assets, intangible assets and other assets	75	(75)	—

Subtotal	(47)	(75)	(122)
Decrease in valuation allowance	43	75	118

Income tax	$(4)	$—	$(4)

In the event the Company decreases the level of the valuation allowance provided, the application of the resolution would have a material effect on the Company’s financial position and results of operations.

11.	Commitments and contingencies

(a)	Purchase commitments

The Company has entered into various purchase commitments aggregating approximately $131 as of March 31, 2004, primarily related to the supply of switching equipment, maintenance and repair of public phones, infrastructure agreements and other service agreements.

(b)	Investment commitments

In August 2003, Telecom Argentina has been notified by the Department of Communications of a proposal for the creation of a $70-million financial trust (the “Complejo Industrial de las Telecomunicaciones 2003” or “2003 Telecommunications Fund”) to be funded by the major telecommunication companies aimed at developing the telecommunications sector in Argentina. Banco de Inversion y Comercio Exterior (“BICE”) was designated as Trustee of the Fund. The Fund is aimed at, among others:

•	Creating alternative mechanisms for financing;

•	Completing projects if they prove to be long-standing, profitable and relate to the telecommunications system;

•	Developing and consolidating the 2003 Telecommunications Fund; and

•	Being the nexus between the major telecommunication companies and small and medium-sized companies and individual enterpreneurs within the sector, and harmonizing their interests with those of the State.

In November 2003, the Company has contributed $1.5 at the inception of the Fund. The Company also committed further contributions of up to $3.5, payable on the first anniversary of the Fund, provided that the Company completed its financial restructuring successfully. In addition, management announced that it is the Company’s intention to promote agreements with local suppliers – for an estimated amount of $10—which would facilitate their access to financing.

(c)	Contingencies

The Company is a party to several civil, tax, commercial and labor proceedings and claims that have arisen in the ordinary course of its business. The Company has established reserves for an aggregate amount of $239 to cover potential losses under these claims.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated—See Note 3.c)

11. Commitments and contingencies (continued)

In addition, the Company is subject to other claims and legal actions that have arisen in the ordinary course of business. Although there can be no assurance as to the ultimate disposition of these matters, it is the opinion of the Company’s management based upon the information available at this time and consultation with external legal counsel, that the expected outcome of these other claims and legal actions, individually or in the aggregate, will not have a material effect on the Company’s financial position or results of operations. Accordingly, no reserves have been established for the outcome of these litigations.

Following is a summary of the most significant other claims and legal actions for which reserves have not been established:

Labor proceedings

Based on a legal theory of successor company liability, Telecom Argentina has been named as a co-defendant with ENTel in several labor lawsuits brought by former employees of ENTel against the state-owned company. The Transfer Agreement provided that ENTel and the Argentine government, and not the Company, are liable for all amounts owed in connection with claims brought by former ENTel employees, whether or not such claims were made prior to the Transfer Date, if the events giving rise to such claims occurred prior to the Transfer Date.

ENTel and the Argentine government have agreed to indemnify and hold the Company harmless in respect of such claims. Under current Argentine legislation, the government may settle any amounts payable to the Company for these claims through the issuance of treasury bonds. As of March 31, 2004, labor lawsuits in this connection amounted to $16.

Other claims

In November 1995, Telecom Argentina, Telefonica de Argentina (“Telefonica”), Telintar and the Argentine government were served notice of a legal action brought by a consumer group called “Consumidores Libres Cooperativa Limitada de Provision de Servicios Comunitarios” (“Consumidores”). The purpose of the action sought to declare null and void all regulations and rate agreements in force since the Transfer Agreement, the effect being to have the fixed telephone rates charged by licensees reduced, the amounts supposedly collected in excess refunded to customers and the licensees’ rate of return on the Company’s fixed assets, as determined by Decree No. 2,585/91, limited to an annual 16%. The Court of Appeals has rejected some claims but deferred decisions on others until final judgement is made.

In October 2001, the Court of Appeals awarded the plaintiffs an injunction ordering the Argentine government, Telefonica and Telecom Argentina to refrain from applying any indexing provisions to the tariffs pending final resolution in the case. Accordingly, Telecom Argentina was not able to adjust tariffs by the application of the United States Consumer Price Index (“USCPI”), as permitted by the Transfer Agreement, when calculating the price cap formula therein established. The Company appealed the decision before the Argentine Supreme Court rejecting the arguments stated therein. Furthermore, Law No. 25,561 also prohibited the application of any indexing provisions in the contracts entered into with the Argentine government, including the contracts related to telecommunication services.

In August 2003, Telecom Argentina, Telefonica and the Department of Communications were served notice of another legal action brought by Consumidores alleging that certain amounts in connection with the provision of certain special equipment were included in monthly fees and that the amounts paid be reimbursed to customers. The Company contested the allegations on the grounds that the fees collected are permitted under the current applicable rules and regulations.

Certain amounts deposited in the Company’s bank accounts have been restricted as to their use due to some judicial proceedings. As of March 31, 2004, these restricted funds totaled $9. The Company has reclassified these balances to other receivables on the Company’s balance sheet.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated—See Note 3.c)

12. Financial restructuring

(a)	Background

As a result of the devaluation of the Argentine peso and subsequent “pesification” of Telecom Argentina’s tariffs, the uncertainties of the economic situation and the regulatory environment in which the Company operates, on March 27, 2002 and June 24, 2002, the Board of Directors of Telecom Argentina and its subsidiaries in Argentina defaulted on their principal and interest payment obligations under their debt agreements. Notwithstanding the defaults, the Company continues to conduct business as usual.

The terms and conditions of the Notes and loan agreements issued by the Company contain certain clauses, which provided for events of default, as follows:

•	Failure to pay principal or interest at maturity;

•	Cross-default provisions, such as failure to pay principal or interest on any other outstanding indebtedness of the Company or its material subsidiaries, which equals or exceeds an aggregate amount of US$20 million;

•	The Company’s written notice of default on its debt;

•	Any final judgment providing for the payment of an aggregate amount equal to or exceeding US$20 million; and

•	The Company’s or its material subsidiaries’ voluntary petition for bankruptcy, special bankruptcy proceedings (“Concurso Preventivo”) or out-of-court reorganization agreements.

As a result of the defaults, the bondholders and lenders under the agreements were entitled, at their option, to request the acceleration of all principal and accrued interest outstanding as of the date of the defaults. As of the date of these financial statements, the Company has received notices of acceleration from certain lenders representing loan amounts exceeding US$ 20 million. In addition, the indentures and loan agreements provide for a penalty interest rate in the event that payments are not made when due. Such penalty interest ranged from an average 2% to 5% per year.

The Company’s board of directors is currently taking all necessary actions aimed at preserving the Company’s value and maximizing the Company’s cash flows. The Company reached an agreement with certain financial creditors on the repurchasing of a portion of its debt (see Note 12 b) and is currently developing a comprehensive plan to restructure the remaining indebtedness of Telecom Argentina and Telecom Personal (see Note 12 d). The Company’s subsidiary, Nucleo, is also in the process of restructuring a portion of its indebtedness for an aggregate amount of US$56 million. As of the date of these financial statements, Nucleo has refinanced US$14 million of its debt with local financial institutions.

While the Company is optimistic that these transactions will be completed successfully, the Company cannot give assurance that these transactions will be completed on terms that are acceptable to it or its operating subsidiaries or at all.

(b)	Cash tender offer

In April 2003, the Company announced that Telecom Argentina, Telecom Personal and Publicom were commencing a “Modified Dutch Auction” tender offer for a portion of the consolidated debt. The Company offered to buy back debt using cash up to US$310 million relating to Telecom Argentina, US$55 million relating to Telecom Personal and US$2 million relating to Publicom.

As a result of the tender offer, the Company purchased debt with a face value of approximately US$ 292 million, for a total purchase price of approximately US$ 161 million. This repurchase generated a net gain of US$ 131 million on discount on principal, which in addition to the gain of US$ 17 million obtained by the reversal of accrued interests, totaled a gain of US$ 148 million on repurchase of debt.

The following table summarizes that portion of the gain on repurchase of debt corresponding to the reduction of principal and interest amounts:

	Principal amount purchased				Purchase price paid				Gain on repurchase debt
Name of company	US$	Euro	Peso	I US$ (a)	US$	Euro	Peso	II US$ (a)	III=I-II Discount on Principal	IV Discount on interest	V=III+IV Cash tender offer
Telecom Argentina	44	142	—	208	24	78	—	115	93	13	106
Telecom Personal	69	—	30	80	37	—	17	44	36	4	40
Publicom	4	—	—	4	2	—	—	2	2	—	2

Total	117	142	30	292	63	78	17	161	131	17	148

(a)	Represent equivalent amounts in US$

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated—See Note 3.c)

12. Financial restructuring (continued)

The Company also paid 100% of accrued interest through June 24, 2002, on all indebtedness, regardless of creditor participation in the tender offer and 30% of accrued interest from June 25, 2002 through December 31, 2002. Interest payments were made at contractual rates and did not consider penalty interest or other default interest provisions.

The following table presents the interest amounts paid by the Company as part of the tender offer:

Name of company	US$	Euro	Yen	Peso	US$ Equivalent
Telecom Argentina	22	63	85	2	98
Telecom Personal	11	—	17	9	14
Publicom (ii)	—	—	—	—	—

Total interest paid (i)	33	63	102	11	112

(i)	Includes US$ 2 million and US$ 1 million of withholding taxes paid for Telecom Argentina and Telecom Personal, respectively.
(ii)	Publicom paid US$48,000.

As discussed further in c) below, Telecom Argentina and Telecom Personal satisfied the payments of principal and interest under the cash tender offer with the funds previously segregated into time deposits with foreign financial institutions.

On October 27, 2003, Publicom satisfactorily completed the restructuring of its remaining indebtedness. As a result, Publicom purchased debt with a face value of approximately $1.5, for a total purchase price of approximately $0.8. The net gain on the repurchase, including transaction costs, foreign currency gains and unamortized debt issuance costs, was approximately $0.7 and was included in gain on repurchase of debt in the consolidated statement of income.

As a result of the Company’s restructuring decisions and the repurchase, the Company has an aggregate amount of indebtedness of $9,935 as of March 31, 2004. Of the total amount of the outstanding debt, $5,653 is due (including principal amounts for US$ 1,093 million, Euro 438 million, Japanese yen 9,264 million and $162; and interest amounts for US$ 56 million, Euro 61 million, Japanese yen 538 million and $29 and US$50 million corresponding to Nucleo), $4,252 is payable on demand and $30 is not due (corresponding to Nucleo).

(c)	Segregated funds

Prior to the commencement of the tender offer, in March 2003, the Company had segregated certain amounts into time deposits with foreign financial institutions in order to have sufficient funds to satisfy the payments of principal and interest under the cash tender offer. The Company previously obtained all necessary approvals from the regulatory authorities to remit and maintain these funds abroad. As of March 31, 2004, the Company has an aggregate remaining amount of $867 on deposit.

	Telecom Argentina		Telecom Personal US$	Total Consolidated
	US$	Euro		US$	Euro
Amounts in foreign currency	121	113	42	163	113
Amounts in Argentine pesos (i)	347	395	125	472	395

(i)	Equivalent amount in Argentine Pesos at 2.86 per US$ and 3.516 per Euro. This amount is included in current investments as of March 31, 2004.

(d)	Restructuring plan

The cash tender offer described above was the first stage of the comprehensive restructuring plan designed by the Company to strengthen the Company’s financial position.

On January 9, 2004, the Company announced a proposal to restructure all of its outstanding indebtedness through an out-of-court restructuring agreement governed by Argentine law or “Acuerdo Preventivo Extrajudicial (APE)” solicitation statement filed with the CNV, the SEC and the Commissione Nazionale per le Societá e la Borsa (CONSOB).

An “APE” is a private restructuring agreement between a debtor and a certain percentage of its unsecured creditors affected by the restructuring that is submitted to the reviewing court for approval pursuant to the Argentine Bankruptcy Law. The Argentine Bankruptcy Law requires the debtor to have the support of the requisite holders in order to obtain court approval.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated—See Note 3.c)

12. Financial restructuring (continued)

Under the Proposal, as described in the solicitation statement contained in the registration statement filed with the SEC, and in the solicitation statements filed with other regulatory authorities, Telecom Argentina proposes to restructure all of its outstanding financial debt by issuing new unsecured notes, which will have new terms and will not be convertible into Telecom Argentina’s common shares, and/or by paying cash consideration pursuant to the different options included in the Proposal.

Concurrently with Telecom Argentina’s APE, its subsidiary, Telecom Personal, expects to offer its creditors restructuring options similar to those announced by Telecom Argentina.

(e)	Legal actions brought against the Company

Telecom Argentina has been served notice of claims brought by holders of the Company’s notes seeking enforcement of their rights under the respective indentures. The claims amounted to US$ 2.9 million representing less than 1% of the total consolidated indebtedness of the Company. Due to certain judicial regulations, an amount equivalent to US$3.1 million held in bank accounts has been restricted for use as of the date of issuance of these financial statements.

In the opinion of the Company’s management and its legal counsel, the Company has meritorious defenses to each of these proceedings and does not expect that such proceedings will result in the Company being declared bankrupt. The Company’s legal counsel estimates that the Company will be able to take all necessary measures to protect its normal course of business before other claims are brought against it.

(f)	Measurement and classification of liabilities

As of March 31, 2004, the Company has estimated an amount of $127 corresponding to penalties and post default interest increases for the default situation described in a) above. This balance is included in consolidated debt in these financial statements. As discussed in d) above, the manner and time of payment of the Company’s outstanding principal and interest payment obligations are addressed in its proposed APE restructuring plan. The Company’s legal counsel believes that based on the facts and circumstances which caused the Company to default on its principal and interest payment obligations, it is more likely than not that the Company will not have to pay the penalties and post default interest increases contemplated by the indentures and loan agreements governing its outstanding debt if the APE restructuring is completed successfully.

As discussed above, as of March 31, 2004 and December 31, 2003, a substantial portion of the Company’s outstanding debt is foreign-currency denominated and governed by foreign law. Notwithstanding the economic crisis in Argentina and subsequent devaluation and pesification, the Company recorded its outstanding debt at their respective original foreign currencies since the Company expects to complete the debt restructuring successfully.

If the APE restructuring plan is not completed on terms favorable to the Company or not completed at all, management would have to analyze different courses of action which may include the “pesification” of foreign-currency denominated debts governed by foreign law. In this event, management would legally argue the unconstitutionality and/or inapplicability of Decree No. 410/02 as further described below, and accordingly, would sustain the pesification of its foreign-currency denominated debt at a rate of $1 to US$1 or its equivalent in other foreign currencies. As pesified, this indebtedness would be adjusted based on a reference index (Coeficiente de Estabilización de Referencia or CER) as from February 3, 2002. The Company would take these actions among others in order to preserve the continuity of the services and operations of Telecom Argentina and Telecom Personal under Argentine law and regulations.

On January 6, 2002, the National Congress passed the Law No. 25,561 of “Public Emergency and Reform of the Exchange Rate Regime” (Law 25,561). Under Article 11 of Law 25,561, foreign-currency denominated debt arising from agreements between consenting parties governed by “rules and regulations of private law” were converted into pesos at 1 peso per dollar. Further, Article 11 states that “creditors would receive these amounts on account of the total debt” and that “both parties would have to negotiate the restructuring of the obligations to equally share the cost of the peso devaluation”.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated—See Note 3.c)

12. Financial restructuring (continued)

Subsequently, Decree No. 214/02 forced the conversion into pesos of all foreign-currency denominated liabilities existing as of January 6, 2002, and established the indexing of the pesified amounts by the application of the CER index. Law No. 25,713 ratified, with few exceptions, the constitutionality of the application of the CER index to pesified debts. Management believes that those exceptions are not applicable to the Company’s situation.

However, Decree No. 410/02 which codified Law No. 25,561 and extended Decree No. 214/02, provided that foreign-currency denominated debt governed by “foreign law” fell outside the scope of the provisions of Decree No. 214/02 which required the pesification of liabilities. By introducing this language into the decree provisions, the government tried to narrow the meaning of “rules and regulations of private law” as mentioned in Article 11 of Law 25,561. Further, on December 4, 2003, Law No. 25,820 amended Article 11 of Law 25,561 as follows:

The main differences introduced to the text of Article 11 by Law 25,820 are:

(a)	The language referring to “debt obligations existing as of the enactment date” was replaced by “debt obligations existing as of January 6, 2002”

(b)	The language referring to “rules and regulations of private law” was eliminated as a preexisting condition to the pesification of foreign-currency denominated liabilities, and it may thus be argued that it would not be relevant whether or not these liabilities are governed by foreign law

(c)	The pesification is not temporary, meaning that creditors will not receive the pesified amounts on account of the total debt as previously stated; however

(d)	Any party may request an adjustment within the context of the law, thus permitting renegotiation between willing parties to share the cost of the devaluation of the peso as previously stated in Decree No. 214/02 and,

(e)	The pesified liabilities are adjusted based on a reference index, i.e. CER, as appropriate.

Notwithstanding the foregoing, and taking into account the restructuring proposals made to the Company’s creditors in January 2004 and the APE solicitation statement discussed in d) above, management has decided to honor the original currencies of its foreign-currency denominated liabilities.

13. Segment information

Operating segments are revenue-producing components of the enterprise for which separate financial information is produced internally for management. Under this definition, the Company is divided into three main lines of business: Voice, data and Internet services, wireless telecommunication services and directory publishing services. The Company manages its segments to the net income (loss) level of reporting.

The accounting policies of the operating segments are the same as those described in Note 4. Intercompany sales have been eliminated.

For the three-month periods ended March 31, 2004 and 2003, more than 90 percent of the Company’s revenues were from services provided within Argentina.

More than 95% of the Company’s fixed assets are in Argentina.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated—See Note 3.c)

13. Segment information (continued)

Segment financial information was as follows:

For the three-month period ended March 31, 2004

•	Income statement information

	Voice, data and Internet	Wireless	Directories publishing	Total
Net sales	655	360	2	1,017

Salaries and social security	(113)	(18)	(2)	(133)

Turnover tax	(21)	(16)	—	(37)

Materials and supplies	(38)	(9)	(1)	(48)

Bad debt expense	3	(2)	—	1

Interconnection costs	(34)	—	—	(34)

Cost of international outbound calls	(20)	—	—	(20)

Lease of circuits	(8)	—	—	(8)

Fees for debt restructuring	(6)	(1)	—	(7)

Fees for services	(12)	(3)	—	(15)

Advertising	(6)	(16)	—	(22)

Cost of cellular handsets	—	(29)	—	(29)

Commissions	(13)	(39)	—	(52)

Others	(41)	(77)	(1)	(119)

Operating income (loss) before depreciation and amortization	346	150	(2)	494
Depreciation of fixed assets	(325)	(77)	(1)	(403)
Amortization of intangible assets	(15)	(11)	—	(26)

Operating (loss) income	6	62	(3)	65
Financial results, net	106	(11)	—	95
Other expenses, net	(20)	(11)	—	(31)

Net income (loss) before income tax and minority interest	92	40	(3)	129
Income tax	—	(5)	1	(4)
Minority interest	—	(1)	—	(1)

Net income (loss)	92	34	(2)	124

• Balance sheet information

Fixed assets, net	6,132	1,512	3	7,647

Intangible assets, net	94	720	4	818

Capital expenditures	28	33	—	61

Investment in intangible assets	—	—	—	—

Depreciation of fixed assets (a)	(325)	(81)	(1)	(407)

Amortization of intangible assets (b)	(16)	(14)	—	(30)

(a)	Includes $4 in Foreign currency translation adjustments.
(b)	Includes $2 in Financial results, net and $2 in Foreign currency translation adjustments.

•	Cash flow information

Cash flows provided by (used in) operating activities	282	100	(1)	381
Cash flows from investing activities:
Acquisition of fixed assets and intangible assets	(34)	(52)	—	(86)
Decrease (increase) in investments not considered as cash and cash equivalents	(48)	53	—	5
Total cash flows used in investing activities	(82)	1	—	(81)
Cash flows from financing activities:

Payment of interest and debt-related expenses	—	(5)	—	(5)
Total cash flows used in financing activities	—	(5)	—	(5)

Increase (decrease) in cash and cash equivalents	200	96	(1)	295
Cash and cash equivalents at the beginning of period	1,786	428	2	2,216

Cash and cash equivalents at period end	1,986	524	1	2,511

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated—See Note 3.c)

13. Segment information (continued)

For the three-month period ended March 31, 2003

•	Income statement information

	Voice, data and Internet	Wireless	Directories publishing	Total
Net sales	612	237	2	851

Salaries and social security	(93)	(17)	(2)	(112)

Turnover tax	(21)	(10)	—	(31)

Materials and supplies	(24)	(7)	(1)	(32)

Bad debt expense	(4)	(3)	—	(7)

Interconnection costs	(28)	—	—	(28)

Cost of international outbound calls	(21)	—	—	(21)

Lease of circuits	(7)	(4)	—	(11)

Fees for debt restructuring	(4)	(1)	—	(5)

Fees for services	(18)	(3)	—	(21)

Management fees	(1)	—	—	(1)

Advertising	(3)	(2)	—	(5)

Cost of cellular handsets	—	(2)	—	(2)

Commissions	(15)	(21)	—	(36)

Others	(42)	(43)	(1)	(86)

Operating income (loss) before depreciation and amortization	331	124	(2)	453
Depreciation of fixed assets	(366)	(82)	(1)	(449)
Amortization of intangible assets	(16)	(12)	—	(28)

Operating income (loss)	(51)	30	(3)	(24)
Financial results, net	730	229	2	961
Other expenses, net	(15)	(7)	(1)	(23)

Net income (loss) before income tax and minority interest	664	252	(2)	914
Income tax	—	—	1	1
Minority interest	—	(8)	—	(8)

Net income (loss)	664	244	(1)	907

• Balance sheet information
Fixed assets, net	7,501	1,714	7	9,222

Intangible assets, net	160	755	4	919

Capital expenditures	7	6	—	13

Investment in intangible assets	—	2	—	2

Depreciation of fixed assets	(366)	(82)	(1)	(449)

Amortization of intangible assets (a)	(17)	(12)	—	(29)

(a) Includes $1 in Financial results, net.

• Cash flow information
Cash flows provided by (used in) operating activities	251	84	(1)	334

Cash flows from investing activities:
Acquisition of fixed assets and intangible assets	(12)	(7)	—	(19)
Decrease (increase) in investments not considered as cash and cash equivalents	46	(12)	—	34

Total cash flows provided by (used in) investing activities	34	(19)	—	15

Cash flows from financing activities:
Decrease in debt, net	—	(1)	—	(1)
Payment of interest and debt-related expenses	—	(6)	—	(6)

Total cash flows used in financing activities	—	(7)	—	(7)

Increase in cash and cash equivalents	285	58	(1)	342
Cash and cash equivalents at the beginning of period	1,059	253	2	1,314

Cash and cash equivalents at period end	1,344	311	1	1,656

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated—See Note 3.c)

14. Selected consolidated quarterly information (unaudited)

Quarter ended	Net sales	Operating income before depreciation and amortization	Operating income (loss)	Financial results, net	Net income (loss)
Year 2004:
March 31,	1,017	494	65	95	124

	1,017	494	65	95	124

Year 2003:
March 31,	851	453	(24)	961	907
June 30,	899	490	17	58	381
September 30,	961	504	31	(490)	(509)
December 31,	1.042	537	83	(481)	(428)

	3,753	1,984	107	48	351

15. Unconsolidated information

In accordance with Argentine GAAP, the presentation of the parent company’s individual financial statements is mandatory. Consolidated financial statements are to be included as supplementary information to the individual financial statements. For the purpose of these financial statements, individual financial statements have been omitted since they are not required for SEC reporting purposes. The tables below present unconsolidated financial statement information, as follows:

•	Balance sheets:

	As of March 31, 2004	As of December 31, 2003
ASSETS
Current Assets
Cash and banks	$5	$17
Investments	2,292	2,011
Accounts receivable, net	313	317
Other receivables, net	97	119

Total current assets	2,707	2,464

Non-Current Assets
Other receivables, net	168	106
Investments	836	874
Fixed assets, net	6,131	6,442
Intangible assets, net	94	110

Total non-current assets	7,229	7,532

TOTAL ASSETS	$9,936	$9,996

LIABILITIES
Current Liabilities
Accounts payable	$231	$243
Debt	8,055	8,206
Salaries and social security payable	56	70
Taxes payable	57	72
Other liabilities	24	24
Contingencies	10	10

Total current liabilities	8,433	8,625

Non-Current Liabilities
Salaries and social security payable	33	30
Other liabilities	34	34
Contingencies	144	139

Total non-current liabilities	211	203

TOTAL LIABILITIES	$8,644	$8,828
SHAREHOLDERS’ EQUITY	$1,292	$1,168

TOTAL LIABILITIES, FOREIGN CURRENCY TRANSLATION ADJUSTMENTS AND SHAREHOLDERS’ EQUITY	$9,936	$9,996

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated—See Note 3.c)

15. Unconsolidated information (continued)

•	Statements of income:

	Three-month periods ended
	March 31, 2004	March 31, 2003
Net sales	$689	$638
Cost of services	(473)	(497)

Gross profit	216	141
General and administrative expenses	(32)	(36)
Selling expenses	(144)	(130)

Operating income (loss)	40	(25)
Equity gain from related companies	(3)	214
Financial results, net	106	732
Other expenses, net	(19)	(14)

Net income before income tax	124	907
Income tax benefit, net	—	—

Net income	$124	$907

•	Condensed statements of cash flows:

	Three-month periods ended
	March 31, 2004	March 31, 2003
Cash flows provided by operating activities	$282	$253
Cash flows from investing activities
Acquisition of fixed assets	(34)	(12)
Decrease in investments not considered as cash and cash equivalents	(48)	46

Total cash flows provided by (used in) investing activities	(82)	34

Increase in cash and cash equivalents	200	287
Cash and cash equivalents at the beginning of period	1,785	1,057

Cash and cash equivalents at period end	$1,985	$1,344

16. Other financial statement information

The following tables present additional consolidated financial statement disclosures required under Argentine GAAP:

a.	Fixed assets, net

b.	Intangible assets, net

c.	Securities and equity investments

d.	Current investments

e.	Allowances and provisions

f.	Cost of services

g.	Foreign currency assets and liabilities

h.	Expenses

i.	Aging of assets and liabilities

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated—See Note 3.c)

16. Other financial statement information (continued)

(a)	Fixed assets, net

	Original value
Principal account	As of the beginning of year	Additions	Capitalization and/or reversal of foreign currency exchange differences	Foreign currency translation adjustments	Transfers	Decreases	As of the end of the period
Land	119	—	—	—	—	—	119
Building	1,674	—	—	—	4	—	1,678
Transmission equipment	5,112	1	—	2	8	—	5,123
Switching equipment	3,847	1	—	1	—	—	3,849
Power equipment	536	—	—	1	3	—	540
External wiring	5,943	—	—	—	—	(1)	5,942
Telephony equipment, instruments and systems for improvement in services	864	—	—	1	1	—	866
Cellular handsets given to customers at no charge	332	1	—	1	—	—	334
Vehicles	109	3	—	—	(1)	—	111
Furniture	107	—	—	—	(1)	—	106
Installations	511	—	—	—	(1)	—	510
Computer equipment	2,511	—	—	1	—	—	2,512
Work in progress	63	13	—	—	(6)	(1)	69
Materials	90	42	—	—	(7)	(14)	111

Total as of March 31, 2004	21,818	61	—	7	—	(16)	21,870

Total as of March 31, 2003	21,734	13	(21)	—	—	(12)	21,714

Principal account	Depreciation						Net carrying value as of March 31, 2004		Net carrying value as of December 31, 2003
	Accumulated as of the beginning of the year	Annual rate (%)	Amount		Decreases and transfers	Accumulated as of the end of the period
Land	—	—	—		—	—	119		119
Building	(684)	4 – 9	(18)		1	(701)	977		990
Transmission equipment	(3,164)	10 – 11	(113)		(1)	(3,278)	1,845		1,948
Switching equipment	(2,686)	10	(79)		—	(2,765)	1,084		1,161
Power equipment	(320)	10 – 20	(12)		—	(332)	208		216
External wiring	(3,573)	7	(78)		1	(3,650)	2,292		2,370
Telephony equipment, instruments and systems for improvement in services	(683)	13 – 18	(17)		(1)	(701)	165		181
Cellular handsets given to customers at no charge	(328)	50	(3)		—	(331)	3		4
Vehicles	(99)	20 – 40	(3)		1	(101)	10		10
Furniture	(76)	10 – 20	(2)		—	(78)	28		31
Installations	(358)	9 – 33	(10)		(1)	(369)	141		153
Computer equipment	(1,846)	18 – 33	(72)		1	(1,917)	595		665
Work in progress	—	—	—		—	—	69		63
Materials	—	—	—		—	—	111		90

Total as of March 31, 2004	(13,817)		(407	) (a)	1	(14,223)	7,647	(b)	8,001	(c)

Total as of March 31, 2003	(12,045)		(449	) (d)	2	(12,492)	9,222

(a)	Includes (30) corresponding to the depreciation of capitalized foreign currency exchange differences and (4) corresponding to foreign currency translation adjustments.
(b)	Includes 4 corresponding to the net carrying value of the capitalized cost of asset retirement obligations.
(c)	Includes 4 corresponding to the net carrying value of the capitalized cost of asset retirement obligations.
(d)	Includes (32) corresponding to the depreciation of capitalized foreign currency exchange differences.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated—See Note 3.c)

16. Other financial statement information (continued)

(b)	Intangible assets, net

	Original value
Principal account	As of the beginning of the year	Additions	Foreign currency translation adjustments	As of the end of the period
Software obtained or developed for internal use	430	—	—	430
Debt issue costs	80	—	—	80
PCS license	662	—	—	662
Band B license (Paraguay)	117	—	3	120
Rights of use	45	—	—	45
Exclusivity agreements	98	—	—	98
Trademarks	8	—	—	8

Total as of March 31, 2004	1,440	—	3	1,443

Total as of March 31, 2003	1,416	2	—	1,418

	Amortization				Net carrying value as of March 31, 2004	Net carrying value as of December 31, 2003
Principal account	Accumulated as of the beginning of the year	Amount		Accumulated as of the end of the period
Software obtained or developed for internal use	(301)	(22)		(323)	107	129
Debt issue costs	(72)	(2)		(74)	6	8
PCS license	(71)	—		(71)	591	591
Band B license (Paraguay)	(71)	(5)		(76)	44	46
Rights of use	(20)	(1)		(21)	24	25
Exclusivity agreements	(56)	—		(56)	42	42
Trademarks	(4)	—		(4)	4	4

Total as of March 31, 2004	(595)	(30	) (a)	(625)	818	845

Total as of March 31, 2003	(470)	(29	) (b)	(499)	919

a)	An amount of $10 is included in cost of services, $1 in general and administrative expenses, $15 in selling expenses and $2 in financial results, net. Also includes $2 corresponding to foreign currency translation adjustments which have been excluded from the income statement.
b)	An amount of $10 is included in cost of services; $1 in general and administrative expenses; $17 in selling expenses and $1 in financial results, net.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated—See Note 3.c)

16. Other financial statement information (continued)

(c)	Securities and equity investments

Issuer and characteristic of the securities	Type	Nominal value (b)	Number of shares	Net realizable value	Cost value as of March 31, 2004	Book value as of March 31, 2004	Book value as of December 31, 2003
CURRENT INVESTMENTS
Government bonds
Secured 2018 Bond		$1	8,399,999	7	9	7	7
“Cedros” Bond		$1	370,764	1	—	1	—
Argentina 2004 Bond		US$1	6,000,000	5	15	17	—
“Soberano” Bond		Euro 1		—	—	—	69

Total current investments				13	24	25	76

NON– CURRENT INVESTMENTS
Government bonds
Argentina 2004 Bond		US$1	—	—	—	—	35

Total government bonds				—	—	—	35

Equity investments
Intelsat Ltd.	Ordinary	US$3	260,432		8	8	8
Nahuelsat (a)	Ordinary	$1,000	5,750		13	2	2

Total equity investments					21	10	10

Total non-current investments					21	10	45

(a)	This investment is recorded at its net realizable value.
(b)	Per share data.

(d)	Current investments

	Cost as of March 31, 2004	Book value as of
		March 31, 2004	December 31, 2003
CURRENT INVESTMENTS

Time deposits
In foreign currency	$2,282	$2,282	$1,665
In Argentine pesos	383	383	508
Mutual funds
In Argentine pesos	77	77	192

Total current investments	$2,742	$2,742	$2,365

NON CURRENT INVESTMENTS
Financial trust “2003 Telecommunications fund”	2	2	2

Total non current investments	$2	$2	$2

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated—See Note 3.c)

16. Other financial statement information (continued)

(e)	Allowances and provisions

Items	Opening balances	Additions		Reclassifications	Deductions		As of March 31, 2004
Deducted from current assets
Allowance for doubtful accounts receivables	112	(1	) (a)	—	(3)		108
Allowance for obsolescence	2	—		—	—		2
Deducted from non-current assets
Valuation allowance of net deferred tax assets	447	—		—	(43)		404
Allowance for doubtful accounts	3	2	(b)	—	—		5

Total deducted from assets	564	1		—	(46)		519

Total deducted from assets as of March 31, 2003	877	7	(a)	—	(325	) (c)	559

Included under current liabilities
Provision for commissions	1	3	(a)	—	—		4
Provision for contingencies	14	—		8	(2)		20
Included under non-current liabilities
Provision for contingencies	210	17	(b)	(8)	—		219

Total included under liabilities	225	20		—	(2)		243

Total included under liabilities as of March 31, 2003	151	13	(b)	—	(3	) (d)	161

(a)	Included in selling expenses.
(b)	Included in other expenses, net.
(c)	Includes $8 corresponding to results on exposure to inflation.
(d)	Includes $1 corresponding to results on exposure to inflation.

(f)	Cost of services

	Three-month periods ended
	March 31, 2004	March 31, 2003
Inventory balance at the beginning of the year	$16	$18
Plus:
Purchases	42	1
Financial results, net	(1)	(1)
Cellular handsets given to customers at no charge (a)	(1)	—
Retirements not included in cost of cellular handsets	(3)	(4)
Cost of services (Note 16.h)	652	635
Less:
Inventory balance at the end of the period	(24)	(12)

COST OF SERVICES	$681	$637

(a)	Under certain circumstances, the Company lends handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the Company and customers are generally obligated to return them at the end of the respective agreements.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated—See Note 3.c)

16. Other financial statement information (continued)

(g)	Foreign currency assets and liabilities

Items	As of March 31, 2004				As of December 31, 2003
	Amount of foreign currency		Current exchange rate	Amount in local currency	Amount in local currency
Current assets
Cash and banks
Bank accounts	US$	2	2.86000	$6	$4
	G	1,183	0.0004839	1	2
Investments
Time deposits	US$	406	2.86000	1,162	885
	EURO	318	3.51610	1,118	776
	G	3,387	0.0004839	2	4
Government bonds	US$	6	2.86000	17	—
	EURO	—	—	—	69
Accounts receivable
	US$	21	2.86000	59	55
	SDR	—	—	—	2
	G	140,873	0.0004839	69	66
Other receivables
Tax credits	US$	20	2.86000	59	42
	G	2,122	0.0004839	1	1
Prepaid expenses	G	5,938	0.0004839	3	1
Others	G	5,865	0.0004839	2	2
Non-current assets
Investments
Government bonds	US$	—	—	—	35

Total assets				$2,499	$1,944

Current liabilities
Accounts payable
Suppliers	US$	35	2.86000	$99	$65
	G	31,891	0.0004839	15	17
	SDR	1	4.23426	6	9
	EURO	3	3.51610	11	9
Advances from customers	G	5,063	0.0004839	2	3
Debt
Notes—Principal	US$	216	2.86000	619	634
	EURO	1,161	3.51610	4,084	4,278
Banks loans and others—Principal	US$	472	2.86000	1,350	1,305
		¥6,550	0.02748	180	178
Fixed assets financing—Principal	US$	583	2.86000	1,667	1,707
	EURO	39	3.51610	136	143
		¥11,652	0.02748	320	319
Inventory financing—Principal	US$	142	2.86000	407	417
Accrued interest	US$	109	2.86000	313	271
	EURO	144	3.51610	505	448
		¥764	0.02748	21	16
Penalty interest	US$	32	2.86000	92	76
	EURO	9	3.51610	31	24
		¥157	0.02748	4	4
Salaries and social security payable
Vacation, bonuses and social security payable	G	3,492	0.0004839	2	1
Taxes payable
VAT	G	1,783	0.0004839	1	1
Non-current liabilities
Debt
Banks loans and others – Principal	US$	9	2.86000	26	86

Total Liabilities				$9,891	$10,011

(1)	US$ = United States dollars; SDR = Special drawing rights; GF = Golden franc; G= Guaraníes; ¥ = Yen.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated—See Note 3.c)

16. Other financial statement information (continued)

(h)	Expenses

	Expenses			Three-month period ended March 31, 2004
	Cost of services	General and administrative	Selling
Salaries and social security	$69	20	44	$133
Depreciation of fixed assets	341	11	51	403
Amortization of intangible assets	10	1	15	26
Taxes	26	3	5	34
Turnover tax	37	—	—	37
Materials and supplies	34	2	12	48
Transportation and freight	1	—	6	7
Energy, water and others	6	2	2	10
Bad debt expense	—	—	(1)	(1)
Interconnection costs	34	—	—	34
Cost of international outbound calls	20	—	—	20
Lease of circuits	8	—	—	8
Rental expense	8	1	2	11
Fees for debt restructuring	—	7	—	7
Fees for services	4	4	7	15
Advertising	—	—	22	22
Commissions	—	3	49	52
Others	54	1	2	57

Total	$652	$55	$216	$923

	Expenses			Three-month period ended March 31, 2003
	Cost of services	General and administrative	Selling
Salaries and social security	$48	$23	$41	$112
Depreciation of fixed assets	379	17	53	449
Amortization of intangible assets	10	1	17	28
Taxes	28	—	3	31
Turnover tax	31	—	—	31
Materials and supplies	26	1	5	32
Transportation and freight	3	1	2	6
Energy, water and others	6	1	1	8
Bad debt expense	—	—	7	7
Interconnection costs	28	—	—	28
Cost of international outbound calls	21	—	—	21
Lease of circuits	11	—	—	11
Rental expense	8	2	2	12
Fees for debt restructuring	—	5	—	5
Fees for services	9	5	7	21
Management fees	—	1	—	1
Advertising	—	—	5	5
Commissions	5	4	27	36
Others	22	3	4	29

Total	$635	$64	$174	$873

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated—See Note 3.c)

16. Other financial statement information (continued)

(i)	Aging of assets and liabilities

Date due	Investments	Accounts receivable		Other receivables	Accounts payable		Debt		Salaries and social security payable	Taxes payable	Other liabilities
Total due	—	168		—	—		5,653	(a)	—	—	—

Not due
Payable on demand	—	—		—	—		4,252	(a)	—	—	—
Second quarter 2004	2,741	389		48	417		2		45	99	24
Third quarter 2004	26	5		10	2		—		6	—	—
Fourth quarter 2004	—	1		12	—		2		6	—	—
First quarter 2005	—	—		33	2		—		6	—	1
Apr. 2005 thru Mar. 2006	—	—		57	—		3		11	—	8
Apr. 2006 thru Mar. 2007	—	—		5	—		4		10	—	2
Apr. 2007 thru Mar. 2008	—	—		2	—		3		4	—	2
Apr. 2008 thru Mar. 2009	—	—		1	—		16		3	—	2
Apr. 2009 thru Mar. 2010	—	—		93	—		—		2	—	2
Apr. 2010 and thereafter	2	—		99	—		—		3	—	23

Total not due	2,769	395		360	421		4,282		96	99	64

Total as of March 31, 2004	2,769	563		360	421	(b)	9,935		96	99	64

Balances with indexation clauses	—	—		—	4		—		—	—	—
Balances bearing interest	2,767	146		—	3		9,808		—	—	—
Balances not bearing interest	2	417		360	414		127		96	99	64

Total	2,769	563		360	421		9,935		96	99	64

Average annual interest rate (%)	1.22	(c	)	—	32.03		(d	)	—	—	—

(a)	See Note 12. Includes $144 corresponding to Nucleo.
(b)	There are payables in kind that amounted to $1.
(c)	$104 bear 50% over the Banco Nación Argentina notes payable discount rate, and $42 bear 31.66%.
(d)	See note 8.

Date due	Investments	Accounts receivable		Other receivables	Accounts payable		Debt		Salaries and social security payable	Taxes payable	Other liabilities
Total due	—	157		—	—		5,676	(e)	—	—	—
Not due
Payable on demand	—	—		—	—		4,315		—	—	—
First quarter 2004	2,441	410		46	451		—		50	60	23
Second quarter 2004	—	9		15	—		2		11	58	2
Third quarter 2004	—	4		14	—		—		7	2	—
Fourth quarter 2004	—	1		44	—		3		9	—	—
Jan. 2005 thru Dec. 2005	36	—		30	—		3		12	—	1
Jan. 2006 thru Dec. 2006	—	—		6	—		4		9	—	2
Jan. 2007 thru Dec. 2007	—	—		2	—		3		4	—	2
Jan. 2008 thru Dec. 2008	—	—		2	—		64		2	—	2
Jan. 2009 thru Dec. 2009	—	—		60	—		12		1	—	2
Jan. 2010 and thereafter	1	—		93	—		—		2	—	30

Total not due	2,478	424		312	451		4,406		107	120	64

Total as of December 31, 2003	2,478	581		312	451	(b)	10,082		107	120	64

Balances with indexation clauses	—	—		—	5		—		—	—	—
Balances bearing interest	2,476	152		6	3		9,978		—	—	—
Balances not bearing interest	2	429		306	443		104		107	120	64

Total	2,478	581		312	451		10,082		107	120	64

Average annual interest rate (%)	2.18	(f	)	—	41.22		—		—	—	—

(e)	Includes $119 corresponding to Nucleo.
(f)	$100 bear 50% over the Banco Nación Argentina notes payable discount rate, and $52 bear 20.82%.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated—See Note 3.c)

17. Subsequent events

•	Suspension of the possibility to settle federal tax obligations through the use of government bonds

On April 22, 2004, the Argentine Government issued Decree No. 493/04 which provided for the suspension of the possibility to settle federal tax obligations through the use of government bonds until the Argentine sovereign debt renegotiation process is finalized.

The Company has the following amounts which are affected by the issuance of the Decree:

i)	Bono Argentina 2004 (included in current investments) amounting to $17 (approximately US$6 million) and,

ii)	Tax certificates received in exchange for due but unpaid principal and interest installments of the government bonds mentioned in (i) above. These tax credits were supposed to be used to settle future tax obligations. These credits amount to $59 (approximately US$20 million).

The Argentine government rendered tax certificates in lieu of the unpaid principal and interest installments of the sovereign bonds which were used by the Company to settle its tax obligations until October 2003.

The issuance of the Decree creates uncertainty as to whether the Company would be able to recover the full amount of the bonds and tax certificates described above and the timing of their use towards the payment of tax obligations in the future.

The Company’s management together with its legal counsel is currently analyzing the impact of the issuance of the decree and future actions to be taken to preserve the Company’s value.

Valerio Cavallo	Amadeo R.Vázquez
Chief Financial Officer	President

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated—See Note 3.c)

REVIEW REPORT OF INTERIM FINANCIAL STATEMENTS

To the Directors and Shareholders of

Telecom Argentina S.A.

1.	We have reviewed the accompanying consolidated balance sheet of Telecom Argentina S.A. (“Telecom”) and its consolidated subsidiaries as of March 31, 2004, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the three-month periods ended March 31, 2004 and 2003. These financial statements are the responsibility of the Company’s management.

2.	We conducted our reviews of these statements in accordance with Technical Resolution N° 7 of the Argentine Federation of Professional Councils in Economic Sciences for limited reviews of interim financial statements. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Argentina, the objective of which is to express an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.	As further described in Note 3. (c) to the accompanying consolidated financial statements and as required by the corresponding regulatory agencies, the Company has discontinued the restatement of the consolidated financial statements in constant currency as from March 1, 2003. The Professional Council of Economics Sciences of the City of Buenos Aires (“CPCECABA”) required restatement for inflation until September 30, 2003. The estimated effects of not having performed the restatement into constant pesos from April 1 through September 30, 2003 has been quantified by the Company and included in such Note.

4.	The Company holds government bonds (“Bono Argentina 2004”) and related tax credits amounting to $76 million. As mentioned in Note 17 to the accompanying consolidated financial statements, the passing of Decree No. 493/04 generates uncertainty as to the possibility of recovering their nominal value.

5.	As indicated in Note 2. (c) to the accompanying consolidated financial statements, the Public Emergency and Exchange System Reform Law provided that in agreements executed by the Federal Government under public law regulations, including those related to public works and services, indexation clauses based on foreign currency price indices or any other indexation mechanism are annulled. In this regard, the Company’s tariffs were set in pesos at the exchange rate of $1 per US$1 while part of the Company’s costs and indebtedness is denominated in foreign currency. Consequently, the Company’s operating conditions have been altered, negatively affecting its economic and financial equation. Additionally, as indicated in Note 12 to the accompanying consolidated financial statements, during the first half of 2002, the Board of Directors of Telecom decided to suspend payments of principal and interest on its outstanding financial indebtedness as well as those of its Argentine subsidiaries. Furthermore, as indicated in such note, the Company continues working with its financial and legal advisors on the development of a proposal for the restructuring of debt not yet restructured of the Company and Telecom Personal S.A. (“Personal”). In this regard, on January 9, 2004, the Company announced a proposal for the restructuring of its debt through an out-of-court restructuring agreement governed by Argentine Law (“Acuerdo Preventivo Extrajudicial” or “APE”), which was submitted to the corresponding regulatory agencies for its review. Additionally, Núcleo S.A. (“Núcleo”) (a subsidiary of Personal) is in the process of restructuring part of its financial debt.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated—See Note 3.c)

6.	The accompanying consolidated financial statements of Telecom at March 31, 2004 were prepared considering the continuity of the normal course of business of the Company and of its subsidiary Personal, applying assets and liabilities valuation and classification criteria corresponding to a going concern and, therefore, they do not include any adjustments or classification that might result from the outcome of the uncertainties described in paragraph 5.

7.	Based on the work done and on our examination of the Company’s consolidated financial statements for the year ended December 31, 2003 on which we issued our report dated March 9, 2004 (with qualifications described in paragraphs 3, 5 and 6 of this report), we report that:

a. the consolidated financial statements of Telecom at March 31, 2004 and 2003, described in paragraph 1, prepared in conformity with generally accepted accounting principles (GAAP) in Argentina, as approved by the CPCECABA, except for the situation mentioned in paragraph 3 of this report, consider all significant facts and circumstances which are known to us and we have no observations to make regarding them other than those indicated in paragraphs 4, 5 and 6;

b) comparative information included in the accompanying consolidated balance sheets, derive from the Company’s consolidated financial statements for the year ended December 31, 2003.

8.	In compliance with current regulations, we report that:

a) the financial statements mentioned in paragraph 1 of this report have been transcribed to the Inventory and Balance Sheet book and are, as regards those matters that are within our competence, in conformity with relevant rules and regulations of the Commercial Corporation Law and CNV;

b) the financial statements of Telecom at March 31, 2004 arise from accounting records carried in all formal respects in accordance with current legal regulations;

c) we have read the Summary of Activity on the financial statements and the additional information to the notes of the financial statements required by Section 68 of the Buenos Aires Stock Exchange regulation on which, as regards those matters that are within our competence, we have no observations to make regarding them;

d) at March 31, 2004, the debt corresponding to withholdings and contributions to the Integrated Retirement and Survivors’ Benefit System according to the Company’s accounting records amounts to $8,549,511, none of which was claimable at that date.

Autonomous City of Buenos Aires, May 10, 2004.

PRICE WATERHOUSE & CO.

C.P.C.E.C.A.B.A. Tº 1
Juan C. Grassi (Socio) Contador Público (UB) C.P.C.E.C.A.B.A. Tomo 72 – Folio 59

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

SUMMARY INFORMATION ON THE CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2004

(In millions of Argentine pesos or as expressly indicated)

1. General considerations

Telecom Argentina S.A. recorded a consolidated net gain of $124 million for the 1Q04. Comparatively, consolidated net gain for 1Q03, was $907 million.

Earnings per share and ADR for 1Q04 amounted to $0.13 and $0.92, respectively.

Operating profit before depreciation and amortization, operating profit/(loss) and net income/(loss) for 1Q04 represented, 49%, 6% and 12% of net sales, respectively; compared with 53%, (3%) and 107%, respectively, for 1Q03.

	Three-month periods ended
	March 31, 2004	March 31, 2003
Net sales	1,017	851
Cost of services	(681)	(637)

Gross profit	336	214
General and administrative expenses	(55)	(64)
Selling expenses	(216)	(174)

Operating income (loss)	65	(24)
Financial results, net	95	961
Other expenses, net	(31)	(23)

Net income (loss) before income tax and minority interest	129	914
Income tax benefit, net	(4)	1
Minority interest	(1)	(8)

Net income	124	907

Net income per share (in pesos)	0.13	0.92

2. Company activities

•	Consolidated net revenues

Consolidated net revenues for 1Q04 totaled $1,017 million, an increase of $166 million, or 20%, compared with $851 million for 1Q03. The increase can be largely attributed to the recovery in demand, particularly in the cellular business in Argentina.

Fixed telephony (Voice, data and Internet)

•	Voice

Local measured service revenues increased by $14 million, or 13%, to $118 million during 1Q04. Domestic long distance revenues increased by $7 million, or 7%, reaching $107 million. Revenues from both local and domestic long distance telephony increased due to higher traffic.

Total traffic volume (Local and DLD), measured in minutes, increased by 7% when compared to the same period of 1Q03.

Monthly charges increased by $1 million, or 1%, to $154 million for 1Q04 when compared to 1Q03, mainly due to the increase in customer lines. Customer lines as of March 31, 2004 increased to approximately 3,380,000, due to the recovery in demand, compared to approximately 3,266,000 as of March 31, 2003. This level of lines in service is still inferior to that registered in December 2001. Moreover, monthly charges remained stable after the “pesification” and freeze enforced by the Argentine Government in January 6, 2002.

Public telephony revenues increased by $1 million, or 2%, to $44 million as a consequence of the higher traffic generated by public telephony telecommunication centers (“Telecentros”).

Revenues generated by interconnection services increased by $15 million, or 43%, to $50 million, mainly due to the traffic increase registered in the fixed and cellular telephony businesses and the application of the Reference Stabilization Index (“Coeficiente de Estabilización de Referencia” or “CER”) to the prices of these services.

Regarding the international telephony, during 1Q04, revenues increased by $1 million, or 2%, to $54 million when compared to 1Q03, mainly due to the increase in incoming traffic and to lower discounts on tariffs.

I

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

•	Data transmission and Internet

Revenues generated by the data transmission totaled $79 million, representing a decrease of $4 million, or 5%, mainly due to price discounts applied to address the increasing competition in this segment and the slow growth in demand for corporate data transmission services, partially compensated by the increase in ADSL connections from other Internet providers. As of March 31, 2004 total lines in service with ADSL connections amounted to 80,100 an increase of 33,200, or 71%. Internet minutes represented 33% of total traffic measured in minutes transported over the fixed-line network.

Internet revenues from the Arnet unit increased by $4 million, or 29%, to $18 million mainly due to the higher number of subscribers in ADSL high-speed access, as the Company increased the coverage of the service in the interior of the country. As of March 31, 2004, the number of Arnet’s ADSL subscribers reached approximately 50,800, while Internet dial-up customers reached approximately 156,400 increasing by 59% and 5% respectively, compared with March 31, 2003.

Cellular Telephony

The revenues generated by the cellular business during 1Q04 increased by $123 million, or 52%, to $360 million when compared to 1Q03.

Revenues of Telecom Personal in Argentina increased by $117 million, or 58%, to $318 million compared to 1Q03 mainly due to the higher number of subscribers, higher sales of pre-paid cards, higher Calling Party Pays revenues (CPP), the increase in revenues originated by charges for the termination of calls coming from other cellular operators “TLRD” which have been accounted since mid-2003, and the increase in national and international roaming sales.

Furthermore, the average revenue per user increased by 22% (to $34 per customer, including revenues for TLRD). Total cellular subscribers of Telecom Personal in Argentina reached approximately 2.852.000 at March 31, 2004, representing an increase of approximately 617,000 customers, or 28% compared with March 31, 2003.

It must be noted that in 1Q04 the level of competition in the cellular market has increased significantly after the launch of GSM services by the operators in the market. Accordingly, Telecom Personal continued to increase the coverage and capacity of its GSM network and has continued with marketing campaigns aimed to reposition its brand and strengthen its market leadership.

The customer base as of March 31, 2004 amounted to approximately 2,299,000 prepaid subscribers, representing 81% of the total customer base, and approximately 553,000 post-paid subscribers, representing the remaining 19%.

Nucleo, Telecom Personal’s subsidiary that provides cellular services in Paraguay, generated $42 million in revenues during 1Q04, which are consolidated into the mobile telephony segment together with the revenues of Telecom Personal. For Nucleo’s 1Q04 revenues represented an increase of $6 million, or 17%, as compared to 1Q03.

As of March 31, 2004, Nucleo had approximately 535.000 customers, an increase of approximately 18.000 or 3%.

Directories publishing

In the directories publishing business, revenues from the subsidiary Publicom were $2 million during 1Q04. The most important sales of Publicom generally take place during the second semester. As of today, the request to plays new adds, is improving compared with the previous year.

	Three-month periods ended
	March 31, 2004	March 31, 2003
National fixed telephone service	504	462
International telephone service	54	53
Data transmission	79	83
Internet	18	14

Fixed telephony	655	612
Wireless	360	237
Directories publishing	2	2

Total net sales	1,017	851

II

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

•	Operating costs

The cost of services provided, administrative expenses and selling expenses for 1Q04 increased by $77 million, or 9%, to $952 million when compared to 1Q03, mainly due to the increase in labor, advertising, commission for handsets sales and TLRD costs in the cellular telephony. The evolution of costs is related to the increase in sales in the mobile telephony.

Salaries and social security contributions increased by $21 million, or 19%, to $133 million primarily due to the increase in salaries granted during the year 2003 and the increase in headcount as a consequence of the incorporation in September 2003 of employees previously employed by third parties and whose costs were previously accounted for under Services Fees. As of March 31, 2004, the headcount totaled 14,059, compared to 13,944 as of December 31, 2003.

The allowance for doubtful accounts totaled $1 million of recovery. The positive evolution was related to the improvement in the levels of collection and the recovery of past due accounts especially in the fixed telephony business.

Sales commissions increased by $16 million, or 44%, to $52 million for 1Q04, as a consequence of commissions paid for new cellular customers and higher sales of cellular prepaid cards.

Costs related to advertising increased by $17 million, or 340%, to $22 million for 1Q04. This increase was mainly due to higher media advertising expenses for the Internet and cellular businesses.

In the cellular telephony business, the TLRD costs, which have been accounted since mid-2003, reached $25 million. Additionally, in 1Q04 the cost of cellular handsets increased by $27 million reaching $29 million mainly due to the increase in handsets sales as a consequence of the cellular business growth after the launch of the GSM service.

Depreciation of fixed and intangible assets decreased by $48 million, or 10%, to $429 million during 1Q04 as a consequence of the end of the amortization period of some assets.

	Three-month periods ended
	March 31, 2004	March 31, 2003
Salaries and social security	(133)	(112)
Taxes	(34)	(31)
Turnover tax	(37)	(31)
Materials and supplies	(48)	(32)
Transportation and freight	(7)	(6)
Bad debt expense	1	(7)
Interconnection costs	(34)	(28)
Cost of international outbound calls	(20)	(21)
Lease of circuits	(8)	(11)
Fees for debt restructuring	(7)	(5)
Fees for services	(15)	(21)
Advertising	(22)	(5)
Cost of cellular handsets	(29)	(2)
Commissions	(52)	(36)
Roaming	(17)	(14)
Charges for termination of calls coming from other cellular operators	(25)	—
Others	(36)	(36)

Subtotal	(523)	(398)
Depreciation of fixed assets	(403)	(449)
Amortization of intangibles assets	(26)	(28)

Operating costs	(952)	(875)

•	Financial results, net

The gains resulting from financial and holding results reached $95 million for 1Q04 as compared to the gain of $961 million in 1Q03. The gain in 1Q04 can be largely attributed to the $P262 million gain arising from net currency exchange differences derived from the appreciation of the Peso on the Consolidated Net Debt.

•	Other expenses, net

Other expenses (net) increased $8 million, or 35%, to $31 million for the 1Q04 compared to 1Q03 mainly as a result of higher severance payments.

III

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

•	Cash flow and net financial debt

Net Debt (Loans minus Cash and Banks plus Investments) decreased by $1,241 million, or 15%, to $7,157 million for 1Q04 compared with 1Q03 ($8,398 million), as a consequence of the lower exchange rate of the peso against the Euro, and the effect of the Debt Buy Back that took place in June 2003, and the cash flow generation of the company.

•	Investment

Of the total amount of $61 million invested during 1Q04, $28 million, or 46%, corresponds to fixed-line telephony, data transmission and Internet, and $33 million or 54% to the cellular business as Telecom Personal continues with the deployment of the GSM network.

•	Other matters

Annual General Shareholders Meeting

On April 29, 2004, Telecom Argentina held its Annual General Shareholders Meeting. Among other points, the Shareholders Meeting approved the FY03 Annual Report and Financial Statements, the Board’s proposal that the negative Unappropriated Retained Earnings of FY03 be allocated to FY04, the election of Board members, and the election of members of the Supervisory Committee (for the 16th fiscal year), the Audit Committee’s budget for FY04 and the designation of the PricewaterhouseCoopers & Co. as external auditors of the Company. Additionally, on the same day, the Board of Directors designated the members of the Audit Committee, whereby it began to perform its duties, in accordance to Decree No. 677/01.

Wi-FI

On March 24 2004, the Telecom Group together with Hewlett Packard, Intel and Microsoft, announced the implementation of free access during one year to the Wi-Fi facility in the Puerto Madero area. Additionally, Arnet launched its WI-Fi service under the name of “Arnet Highway Unplugged” specifically designed for homes and medium and small enterprises. The Wi-Fi service allows wireless high-speed access to Internet in spaces like Hotels and Airports. Telecom has been providing free access to this service in the Ezeiza and Jorge Newbery Airports since January 2004.

3. Summary comparative consolidated balance sheets

	As of March 31,
	2004	2003	2002	2001	2000
Current assets	3,471	2,397	3,671	2,787	3,005
Non current assets	8,734	10,344	15,136	12,478	12,348

Total assets	12,205	12,741	18,807	15,265	15,353

Current liabilities	10,541	10,608	7,104	3,519	4,590
Non current liabilities	317	364	10,504	6,468	5,425

Total liabilities	10,858	10,972	17,608	9,987	10,015

Minority interest	33	9	(3)	26	29
Foreign currency translation adjustments	22	36	108	—	—
Differences from measurement of derivative instruments determined as an effective hedge	—	—	(375)	—	—
Shareholders’ equity	1,292	1,724	1,469	5,252	5,309

Total liabilities, minority interest, foreign currency translation adjustments and Shareholders’ equity	12,205	12,741	18,807	15,265	15,353

4. Summary comparative consolidated statements of operations

	Three-month periods ended March 31,
	2004	2003	2002	2001	2000
Net sales	1,017	851	1,373	1,798	1,811
Operating costs	(952)	(875)	(1,304)	(1,548)	(1,488)

Operating income (loss)	65	(24)	69	250	323
Equity gain (loss) from related companies	—	—	(5)	(2)	(9)
Amortization of goodwill	—	—	(4)	(2)	(2)
Financial results, net	95	961	(5,474)	(123)	(114)
Other expenses, net	(31)	(23)	(48)	(13)	(9)

Net income (loss) before income tax and minority interest	129	914	(5,462)	110	189
Income tax benefit (expense), net	(4)	1	1,699	(42)	(92)
Minority interest	(1)	(8)	29	—	2

Net income (loss)	124	907	(3,734)	68	99

Net income (loss) per share (in pesos)	0.13	0.92	(3.79)	0.07	0.10

IV

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

5. Fixed telephone service statistical data (in physical units)

	March 31,
	2004		2003		2002		2001		2000
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Installed lines	3,800,819	734	3,802,524	60	3,802,042	1,984	3,750,813	26,877	3,579,178	288
Lines replaced (a)	1,851,232	—	1,851,232	—	1,851,232	—	1,851,232	15,088	1,817,084	32
Lines in service (b)	3,673,546	17,687	3,559,917	(30,367)	3,745,815	(145,985)	3,893,692	53,861	3,452,080	28,080
Customers lines	3,380,026	18,685	3,266,389	(27,563)	3,441,574	(142,048)	3,605,458	30,069	3,205,788	19,056
Public phones installed	80,674	547	79,340	(472)	79,209	(2,967)	81,196	1,160	78,033	2,526
Percentage of lines connected to digital exchanges	100.0	—	100.0	—	100.0	—	100.0	—	100.0	—
Lines in service per 100 inhabitants (c)	19.6	—	19.2	(0.2)	20.4	(0.8)	21.4	0.3	19.1	0.1
Lines in service per employee	320	—	322	(1)	336	(24)	373	9	365	—
Investment in Fixed assets in million of pesos (a)	21,040	61	20,810	13	20,689	130	19,824	299	17,936	409

(a)	As from November 8, 1990.
(b)	Includes direct inward dialing numbers that do not occupy lines installed capacity.
(c)	Corresponding to the northern region of Argentina.

6. Consolidated ratios

	March 31,
	2004	2003	2002	2001	2000
Liquidity (1)	0.33	0.23	0.52	0.79	0.65
Solvency (2)	0.12	0.16	0.07	0.53	0.53
Locked up capital (3)	0.71	0.81	0.80	0.82	0.80

(1)	Current assets/Current liabilities.
(2)	Shareholders’ equity plus minority interest and temporary differences from translation/Total liabilities.
(3)	Non current assets/Total assets.

7. Outlook

In 1Q04 the macroeconomic scenario continued with the improvement shown in 4q03. Levels of activity also continued with the positive trend shown in previous periods although their growth decelerated. Likewise, inflation rates remained stable.

Telecom’s operations have improved as a consequence of the better levels of lines in service and better traffic in the fixed telephony. In the cellular business there is a higher number of new subscribers and a better level of traffic. On the other hand, the Company is still affected by the macroeconomic scenario uncertainty and, in particular, by the lack of resolution on the tariff structure renegotiation. Likewise, as the Company’s consolidated debt is nominated in foreign currency, their operations are still being influenced by the fluctuation of the exchange rate of the Peso against the Dollar and the Euro. It should be noted that the positive trend in the exchange rate generated gains arising from currency exchange differences that were the main cause of the consolidated net gains for the period.

In the context of the debt restructuring, in January 2004, Telecom announced its proposal for a comprehensive restructuring of all of its outstanding unsecured financial debt, which will be implemented through an Acuerdo Preventivo Extrajudicial, or an out-of-court restructuring agreement governed by Argentine Law (the “APE”).

In this uncertain context, Telecom is still working hard to maintain the quality of its service and to reduce its cost structure and adapt it to the new environment. Likewise, Telecom is carrying several investment projects in services, mainly those that have a potential growth that will generate a substantial increase of cash inflows. This is the case of the expansion of GSM network in Telecom Personal, that resulted in the increase of investments in fixed assets.

Amadeo R.Vázquez President

V

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

CORPORATE INFORMATION

•	INDEPENDENT AUDITORS Price Waterhouse & Co. (member of PricewaterhouseCoopers)

•	STOCK MARKET INFORMATION (Source: Bloomberg)

BCBA

Quarter	Market quotation ($/share)		Volume of shares traded (in million)
	High	Low
March’03	2.77	1.65	53.5
June’03	4.25	2.19	66.8
September’03	4.04	3.20	62.2
December’03	5.15	3.80	37.7
March’04	6.56	5.14	51.3

NYSE

Quarter	Market quotation (US$/ADR*)		Volume of ADRs traded (in million)
	High	Low
March’03	4.60	2.40	20.8
June’03	7.42	3.61	35.4
September’03	6.95	5.45	35.3
December’03	8.83	6.54	20.0
March’04	11.06	8.88	27.3

*	Calculated at 1 ADR = 5 shares

•	INVESTOR RELATIONS for information about Telecom Argentina STET-France Telecom S.A., please contact:

In Argentina
Telecom Argentina S.A.
Investor Relations Departments
Alicia Moreau de Justo 50, 10th Floor
(1107) Ciudad Autónoma de Buenos Aires
Tel.: 54-11-4968-4000
Argentina

Outside Argentina
Golin Harris International	Morgan Guaranty Trust Co.
The Chrysler Building	ADR Department
405 Lexington Ave., 16th floor	60 Wall Street
New York, New York 10017	New York, New York 10260-0060
USA	USA
Tel.: 1-212-697-9191	Tel.: 1-212-648-9935

•	INTERNET http://www.telecom.com.ar

•	DEPOSIT AND TRANSFER AGENT FOR ADRs

Morgan Guaranty Trust Co.
60 Wall Street
New York, New York 10260-0060
USA

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: June 2, 2004	By:	/s/ Alberto Yamandú Messano
		Name:	Alberto Yamandú Messano
		Title:	Director